 Exhibit 99.1

Item 1. English translation of the consolidated financial statements for the year ended December 31, 2017, together with the independent auditor´s report of Central Puerto S.A. dated March 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 12, 2018

Central Puerto S.A. Consolidated financial statements for the year ended December 31, 2017, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 26 BEGINNING JANUARY 1, 2017

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

CUIT (Argentine taxpayer identification number): 33-65030549-9.

Date of registration with the Public Registry of Commerce:

-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE
(stated in thousands of pesos)

Class of shares	Subscribed, paid-in, issued and registered (Note 22)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the year ended December 31, 2017

	Notes	2017	2016
		ARS 000	ARS 000

Continuing operations

Revenues	4	5,956,596	3,562,721
Cost of sales	5.1	(2,742,147)	(2,069,752)
Gross income		3,214,449	1,492,969

Administrative and selling expenses	5.2	(651,168)	(445,412)
Other operating income	6.1	640,480	1,137,736
Other operating expenses	6.2	(92,497)	(84,845)
Operating income		3,111,264	2,100,448

Finance income	6.3	932,227	420,988
Finance expenses	6.4	(697,638)	(620,448)
Share of the profit of associates	3	715,001	147,513
Income before income tax from continuing operations		4,060,854	2,048,501

Income tax for the year	7	(1,051,896)	(717,639)
Net income for the year from continuing operations		3,008,958	1,330,862

Discontinued operations

Income after tax for the year from discontinued operations	18	485,041	437,974
Net income for the year		3,493,999	1,768,836

Attributable to:
- Equity holders of the parent		3,507,795	1,768,843
- Non-controlling interests		(13,796)	(7)
		3,493,999	1,768,836

Basic and diluted earnings per share (ARS)	8	2.33	1.17

Basic and diluted earnings per share from continuing operations (ARS)		2.01	0.88

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended December 31, 2017

	Notes	2017	2016
		ARS 000	ARS 000

Net income for the year		3,493,999	1,768,836

Other comprehensive income for the year

Other comprehensive income to be reclassified to income in subsequent periods

(Loss) gain on available-for-sale financial assets	6.5	(442,864)	326,863
Income tax related to net gain on available-for-sale financial assets	7	151,401	(114,402)
Other comprehensive income to be reclassified to income in subsequent periods net of tax		(291,463)	212,461

Other comprehensive loss not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	13.3	(17,380)	(20,594)
Income tax related to remeasurement of losses from long-term employee benefits	7	2,867	7,208
Other comprehensive loss not to be reclassified to income in subsequent periods		(14,513)	(13,386)
Other comprehensive income for the year		(305,976)	199,075
Total comprehensive income for the year		3,188,023	1,967,911

Attributable to:
- Equity holders of the parent		3,201,819	1,967,918
- Non-controlling interests		(13,796)	(7)
		3,188,023	1,967,911

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at December 31, 2017

		2017	2016
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	10	7,431,728	2,811,539
Intangible assets	11	187,833	236,530
Investment in associates	3	985,646	307,012
Trade and other receivables	12.1	2,602,213	3,553,129
Other non-financial assets	13.1	12,721	1,466,547
Inventories	9	48,203	30,830
		11,268,344	8,405,587
Current assets
Inventories	9	110,290	137,965
Other non-financial assets	13.1	470,895	137,110
Trade and other receivables	12.1	3,887,065	2,215,535
Other financial assets	12.7	1,110,728	1,796,756
Cash and cash equivalents	14	88,633	30,008
		5,667,611	4,317,374
Assets held for sale		143,014	-
		5,810,625	4,317,374
Total assets		17,078,969	12,722,961

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		664,988	664,988
Merger premium		376,571	376,571
Legal and other reserves		519,189	431,007
Voluntary reserve		450,865	68,913
Retained earnings		3,503,046	1,757,051
Accumulated other comprehensive income		43,284	334,747
Equity attributable to holders of the parent		7,071,965	5,147,299
Non-controlling interests		289,035	6,717
Total equity		7,361,000	5,154,016

Non-current liabilities
Other non-financial liabilities	13.2	468,695	635,162
Other loans and borrowings	12.3	1,478,729	-
Borrowings from CAMMESA	12.4	1,055,558	1,284,783
Compensation and employee benefits liabilities	13.3	113,097	87,705
Deferred income tax liabilities	7	703,744	1,136,481
Provisions	16	-	125,201
		3,819,823	3,269,332
Current liabilities
Trade and other payables	12.2	1,017,306	655,598
Other non-financial liabilities	13.2	659,668	476,785
Borrowings from CAMMESA	12.4	1,753,038	1,047,722
Other loans and borrowings	12.3	505,604	1,293,178
Compensation and employee benefits liabilities	13.3	323,078	205,923
Income tax payable		1,096,817	278,922
Provisions	16	413,474	341,485
		5,768,985	4,299,613
Liabilities associated with the assets held for sale		129,161	-
		5,898,146	4,299,613
Total liabilities		9,717,969	7,568,945
Total equity and liabilities		17,078,969	12,722,961

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2017

	Attributable to holders of the parent
	Capital stock	Noncapitalized contribution		Retained earnings
	Face value	Adjustment to capital stock	Merger premium	Legaland other reserves	Voluntaryreserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2017	1,514,022	664,988	376,571	431,007	68,913	1,757,051	334,747	5,147,299	6,717	5,154,016

Contributions from non-controlling interests	-	-	-	-	-	2,240	-	2,240	293,172	295,412
Stock-based payments	-	-	-	-	-	-	-	-	2,942	2,942
Net income for the year	-	-	-	-	-	3,507,795	-	3,507,795	(13,796)	3,493,999
Other comprehensive income for the year	-	-	-	-	-	(14,513)	(291,463)	(305,976)	-	(305,976)
Total comprehensive income for the year	-	-	-	-	-	3,493,282	(291,463)	3,201,819	(13,796)	3,188,023

Increase in legal reserve	-	-	-	88,182	-	(88,182)	-	-	-	-
Increase in voluntary reserve	-	-	-	-	1,668,869	(1,668,869)	-	-	-	-
Dividends in cash	-	-	-	-	(1,286,917)	7,524	-	(1,279,393)	-	(1,279,393)
As of December 31, 2017 (1)	1,514,022	664,988	376,571	519,189	450,865	3,503,046	43,284	7,071,965	289,035	7,361,000

As of January 1, 2016	199,742	664,988	366,082	363,289	1,507,513	1,347,763	122,286	4,571,663	-	4,571,663

Contributions from non-controlling interests	-	-	-	-	-	-	-	-	6,724	6,724
Net income for the year	-	-	-	-	-	1,768,843	-	1,768,843	(7)	1,768,836
Other comprehensive (loss) income for the year	-	-	-	-	-	(13,386)	212,461	199,075	-	199,075
Total comprehensive income for the year, net	-	-	-	-	-	1,755,457	212,461	1,967,918	(7)	1,967,911

Decrease in capital stock	(10,489)	-	10,489	-	-	-	-	-	-	-
Increase in legal reserve	-	-	-	67,718	-	(67,718)	-	-	-	-
Increase in voluntary reserve	-	-	-	-	1,286,641	(1,286,641)	-	-	-	-
Dividends in cash	-	-	-	-	(1,400,472)	8,190	-	(1,392,282)	-	(1,392,282)
Dividends in shares	1,324,769	-	-	-	(1,324,769)	-	-	-	-	-
As of December 31, 2016	1,514,022	664,988	376,571	431,007	68,913	1,757,051	334,747	5,147,299	6,717	5,154,016
(1)
Common stock, ARS 1.00 par value; 1,514,022,256 authorized, outstanding and issued shares. At December 31, 2017, a subsidiary held 8,327,122 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2017

	2017	2016
	ARS 000	ARS 000

Operating activities
Income for the year before income tax from continuing operations	4,060,854	2,048,501
Income for the year before income tax from discontinued operations	749,198	673,807
Income for the year before income tax	4,810,052	2,722,308

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	278,679	201,865
Loss (gain) on replacement/disposal of property, plant and equipment	559	2,570
Amortization of intangible assets	48,697	40,161
Discount of accounts receivable and payable, net	(51,838)	(718,114)
Interest earned from customers	(270,715)	(108,423)
Finance income	(932,227)	(420,988)
Finance expenses	697,977	634,903
Share of the profit of associates	(715,001)	(147,513)
Provision for materials impairment	23,300	-
Stock-based payments	2,942	-
Movements in provisions and long-term employee benefit plan expense	102,470	102,982

Working capital adjustments:
Increase in trade and other receivables (1)	(1,057,029)	(966,677)
Increase in other non-financial assets and inventories	(376,674)	822,394
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	477,218	600,784
	3,038,410	2,766,252
Interest received from customers	76,198	70,234
Income tax and minimum presumed income tax paid	(725,625)	(747,879)
Net cash flows provided by operating activities	2,388,983	2,088,607

Investing activities
Purchase of property, plant and equipment	(3,483,521)	(1,070,201)
Upfront payments of property, plant and equipment purchases	-	(1,118,158)
Dividends received	36,372	25,798
Interest received from financial assets	-	4,088
Sale of available-for-sale financial assets, net	1,129,860	207,670
(Purchase) Sale of investments in associates	(6)	25,053
Net cash flows used in investing activities	(2,317,295)	(1,925,750)

Financing activities
Bank overdrafts (settlement) proceeds, net	(312,210)	106,759
Bank loans received	1,871,894	868,789
Bank loans paid	(994,966)	-
Borrowings received from CAMMESA	403,427	784,245
Repayment of corporate bonds	-	(743,087)
Interest paid	(42,758)	(64,157)
Dividends paid	(1,279,393)	(1,392,282)
Contributions from non-controlling interests	295,412	6,724
Net cash flows used in financing activities	(58,594)	(433,009)

(Decrease) Increase in cash and cash equivalents	13,094	(270,152)
Exchange difference and other financial results	45,531	7,671
Cash and cash equivalents as of January 1	30,008	292,489
Cash and cash equivalents as of December 31	88,633	30,008

(1)
During the years ended December 31, 2017 and 2016, the Group has decided to offset CAMMESA borrowings under Resolution 146 with Non-recurrent Maintenance balances for 522,215 (including interests for 113,966) and 325,553 (including interests for 74,270), respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

Our shares are listed on the MERVAL in the Argentinean stock exchange, and, since February 2, 2018, they are listed in the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

The Group owns in order to carry out its electric energy generation activity the following assets:

-
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

-
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and steam generating capacity of 150 tons per hour (note 19.7).

-
Our La Plata plant is located in Ensenada, Province of Buenos Aires and has an installed capacity of 128 MW and steam generating capacity of 240 tons per hour. The plant is installed on property owned by YPF’s La Plata refinery. As further described in note 19.8, after 2017 fiscal year-end we transferred the plan to YPF Energía Eléctrica S.A. (“YPF EE”), a subsidiary of YPF.

-
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVOSA”) the Group is engaged in the construction management and operation of the thermal plant Central Vuelta de Obligado. After the construction of the plant ends its installed capacity will reach 816 MW, considering current technological configuration.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A. (Note 3.2).

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, the Group has begun to participate in the development and construction of energy projects based on the use of renewable energy sources.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The issuance of Group’s consolidated financial statements of the year ended December 31, 2017 was approved by the Company’s Board of Directors on March 12, 2018.

1.1.
Merger with Hidroneuquén SA, Operating SA and Sociedad Argentina de Energía SA

In December 2015, our Board of Directors approved the merger with our shareholders Hidroneuquén SA (“HDNQ”) and Operating SA (“Operating”) and our ultimate parent company Sociedad Argentina de Energia SA (“SADESA”). All the companies were under common control of SADESA. After the merger, CEPU is the surviving company. The effective date of the merger was January 1, 2016 and it was approved for the shareholders of the three companies in March 2016 and by the Argentine securities regulator (hereinafter “CNV”) in July 2016. The transaction has been accounted for at historical cost, similar to a pooling of interests, with a restatement of prior period financial statement to give retrospective effects to the merger as if the entities have always been under the same consolidated group. The restated financial statements have been presented to shareholders of the Company pursuant to the rules of CNV.

1.2.
Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

Following Argentina’s economic crisis in 2001 and 2002 the costs of generators were increasing as a result of the devaluation of the Argentine peso and increasing fuel prices. As a result of the freeze in end user tariffs combined with the higher generation costs, CAMMESA began experiencing deficits as it was not able to collect from the end users (via distributors) the full price of electricity it owed to the generators. Given this structural deficit, CAMMESA passed a series of regulations to keep the electrical system operating despite the structural deficit.

1.3.
Amendments to WEM regulations

a)
Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables

Resolution 406/03 issued in September 2003 enforced priority payments of generator’s balances. Under the priority payment plan, generators only collected the variable generation costs declared and the payments for power capacity and the remaining payments on these plants were delayed as there were not sufficient funds as a result of the structural deficit. Resolution 406/03 established that the resulting monthly obligations to generators for the unpaid balance were to be considered payments without a fixed due date, or “LVFVD receivables” using the Spanish acronym. Although these obligations did not have a specified due date, the Resolution provided that they would earn interest at an equivalent rate to the one received by CAMMESA on its own cash investments, hereafter “the CAMMESA rate”.

As a result of this regulation, a portion of the invoices issued by Company’s plants were not paid in full beginning in 2004.

Between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts (“the FONINVEMEM trust”) and made investments in two thermal generation plants within Argentina. All WEM

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, as most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Under these Resolutions, the FONINVEMEM trusts are the owner of the plants during the first ten years of operations.

The FONINVEMEM agreements established that the receivables mentioned above will be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. The LVFVD receivables were converted to US dollar to protect the generators from deterioration in the Argentine peso and began earning interest at LIBOR plus a spread as stipulated in the agreement (as opposed to the CAMMESA rate). After the initial ten years of the plants’ operations, ownership of the plants will be allocated to the generators and the government in accordance with a ratio between the total cost of the plants and the amount of each generator LVFVD. However, the allocation of ownership interests in the plants between and among the generators and the government was not stated in the agreements and has not been communicated to the Company. Further, any remaining debt obligation that was used to fund the construction of the plant is not expected to be transferred to the generators upon receiving equity interests in the plant.

The Company participated with LVFVD accrued over the 2004 – 2007 period in the FONINVEMEM trusts to construct the thermal generation plants named Thermal Jose de San Martin and Thermal Manuel Belgrano, which became operational in early 2010. At that time, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA have made all scheduled contractual principal and interest payments in accordance with the installment plan.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406/03 accrued over the 2008-2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal, consecutive monthly installments, they will be converted into US dollars at the rate stipulated in the agreement (Argentine Pesos 3.97 per US dollar) and they will accrue interest at LIBOR + 5%.

As of December 31, 2017, the stages of the work have not been completed in the contractually agreed terms, and the main supplier of the work has initiated an arbitration for higher costs; therefore, there are uncertainties regarding the completion of the thermal combined cycle plant, and consequently, of its commissioning. Additionally, CAMMESA has not reported the amount of interest accrued on the CVO receivables corresponding to the CAMMESA rate, and therefore, the Company considers that the conditions set forth by IFRS for recognition have not been met. For this reason, we have not recognized interests as well as the effect of the conversion of these receivables into US dollars due to uncertainties in the application of the agreement terms by CAMMESA because the agreement included conditions precedent to complete the combined-cycle project and obtain the related regulatory approvals, which have not yet occurred. If the plant is not commissioned, contractual interest as well as its conversion into US dollars could return to the original agreement.

Under the agreements mentioned in the previous paragraphs, generators created three companies, Termoeléctrica José de San Martín S.A., Termoeléctrica Manuel Belgrano S.A. and Central Vuelta de Obligado S.A., each of which is in charge of managing the purchase of equipment, construction, operation and maintenance of each of the new thermal power plants.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

b)
Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affects the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the current regulatory framework for the electricity industry, is applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all Company’s plants, excluding La Plata plant, which also sells energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

In addition, Resolution 95 addressed LVFVD receivables not already included in any one of the FONINVEMEM trusts.

Thermal units must achieve an availability target which varies by technology in order to receive full fixed cost revenues. The availability of all Company’s plants exceeds this market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on hydroelectric plant Piedra del Águila is dependent on hydrology. The new Resolution also established that all fuels, except coal, are to be provided by CAMMESA.

The resolution also established that part of the additional remuneration shall be not collected in cash rather it is implemented through LVFDV and will be directed to a “New Infrastructure Projects in the Energy Sector” which need to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 will continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA.

On May 23, 2014, the Official Gazzette published Resolution No. 529/2014 issued by the former Secretariat of Energy (“Resolution 529”) which retroactively updated the prices of Resolution 95 to February 1, 2014, changed target availability and added a remuneration for non-recurrence maintenance. This remuneration is implemented through LVFDV and is aimed to cover the expenses that the generator incurs when performing major maintenances in its units.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution No. 482/2015 (“Resolution 482”) which retroactively updated the prices of Resolution 529 to February 1, 2015, and created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in new generation plants. Company’s plants would receive compensation under this program.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective as from the transactions of February 2016.

c)
Resolution No. 19/2017

On January 2, 2017, the Secretariat of Electric Energy issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017), which replaced Resolution SE No. 95/13, as amended. This resolution changes electric energy generators remuneration methodology for transactions operated since February 1, 2017.

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generation companies would receive a remuneration of electric power generated and available capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be

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denominated in U.S. dollars, instead of Argentine pesos, thus protecting generation companies from potential fluctuations in the value of the Argentine peso and (d) 100% of the energy sales are collected in cash by generators, eliminating the creation of additional LVFVD receivables.

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co-generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

Resolution 19 also establishes that WEM agents that operate hydroelectric power plants shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied Professional Accounting Standards

The Group prepares its consolidated financial statements in accordance with the regulations in force of the Argentine Securities Commission (Comisión Nacional de Valores- “CNV”, for its Spanish initials), which regulations provide that the entities issuing shares/corporate bonds, with certain exceptions, must prepare their financial statements by applying Technical Resolution no. 26 (as amended) of the Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas - “FACPCE”, for its Spanish initials), which sets forth the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);while other entities may use the IFRS for SMEs instead of the Argentine Professional Accounting Standards (“NCPA”, for its Spanish initials).

2.2.
Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB.

In preparing these consolidated financial statements, the Group and its subsidiaries applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2017 and 2016 and each of the years then ended, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Proener S.A. and CP Renovables S.A. and its subsidiaries.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee, and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

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Power over the investee (i.e. the investor has rights that entitle it to direct the relevant activities of the investee).

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Exposure or right to variable returns arising from its ownership interest in the investee.

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Ability to exercise its power over the investee to significantly affect its returns.

Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ends when the parent company loses control over the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or sold during the fiscal year are included in the consolidated financial statements from the date on which the parent company acquired control of the subsidiary to the date on which the parent company ceased to control the subsidiary.

The result for the fiscal year and each component of the other comprehensive income (loss) are assigned to the owners of the parent company and non-controlling interests, even if the results of the non-controlling interests give rise to a debit balance. If necessary, appropriate adjustments are made to the subsidiaries’ financial statements so that their accounting policies are in accordance with the Group’s accounting policies. All assets and liabilities, equity, income, expenses and cash flows within the Group that relate to transactions among the members of the Group are completely eliminated in the consolidation process.

A change in ownership interest in a subsidiary, without loss of control, is accounted for as an equity transaction. If the Group loses control of a subsidiary, it cancels the carrying amount of the assets (including goodwill) and related liabilities, non-controlling interests and other equity components, while recognizing the profit or loss resulting from the transaction in the relevant income statement. Any retained residual interest is recognized at its fair value.

2.2.2.
Measuring unit

These consolidated financial statements have been prepared on the basis of historical cost, except for available-for-sale financial assets and financial assets at fair value through profit and loss. Such financial assets have been measured at their fair value.

Under International Accounting Standard (“IAS”) 29, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, should be stated in terms of the measuring unit current at the end of the reporting fiscal year. Although this standard does not establish an absolute inflation rate at which hyperinflation is deemed to arise, it is a general practice to consider a cumulative rate for changes in prices over the last three years that approaches or exceeds 100%, together with a series of other qualitative factors related to the macroeconomic environment, as a condition signifying hyperinflation.

Management assesses whether the Argentine pesos has the characteristics to be described as the currency of a hyperinflationary economy following the guidelines established in IAS 29, and for the evaluation of the quantitative factor previously mentioned, considers the development of the domestic wholesale price index (“DWPI”) published by the “Argentine Statistics and Census Institute” (“INDEC” for its Spanish acronym), given such index best reflects the conditions required by IAS 29.

Since the new national government took office on December 10, 2015, a reorganization process of the INDEC has begun. Such agency has published monthly inflation data measured on the basis of the DWPI as from January 2016, without measuring specific inflation for the months of November and December 2015. As of December 31, 2017, the accumulated inflation rate for the three-year period ended on that date, measured on the basis of the official INDEC data for that index, is approximately 77%, without computing the missing inflation data corresponding to the months of November and December 2015.

Although the objective conditions are not met to qualify the Argentine economy as hyperinflationary for purposes of preparation of the consolidated financial statements ended December 31, 2017, the existence of significant variations on the relevant variables of the economy that affect the Group’s business, such as the ones observed in the last periods (wages cost, supplies price, loan rates and the exchange rate), may change its financial position and the Group’s income. Therefore, such variations should be taken into account in the interpretation of the information provided by the Group in these financial statements regarding its financial position, its income and its cash flows.

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2.3.
Summary of significant accounting policies

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements.

2.3.1.
Classification of items as current and non-current

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current. An entity shall classify an asset as current when:

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it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

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it holds the asset primarily for the purpose of trading;

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it expects to realize the asset within twelve months after the reporting period; or

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the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

An entity shall classify a liability as current when:

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it is expected to be settled in normal operating cycle;

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It is held primarily for the purpose of trading;

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it is due to be settled within twelve months after the reporting period; or

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there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

2.3.2.
Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in note 10.6.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

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in the principal market for the asset or liability, or

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in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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Level 1 input data: quoted (unadjusted) prices in active markets for identical assets or liabilities.

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Level 2 input data: valuation techniques with input data other than the quoted prices included in Level 1, but which are observable for assets or liabilities, either directly or indirectly.

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Level 3 input data: valuation techniques for which input data are not observable for assets or liabilities.

2.3.3.
Transactions and balances in foreign currency

Transactions in foreign currencies are recorded by the Group at the related functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange ruling at the reporting period-end.

All differences are taken to consolidated statement of income under other operating income or expenses, or under finance income or expenses, depending on the nature of assets or liabilities generating those differences.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

2.3.4.
Revenue recognition

2.3.4.1.
Revenue from ordinary activities

Revenue from ordinary activities is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made by the customer. Revenue is measured at the fair value of the consideration received or receivable, considering the agreed-upon payment terms and excluding taxes or duties. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

Revenue from the sale of energy and power is calculated at the prices established in the relevant agreements or at the prices prevailing in the electricity market, pursuant to current regulations. They include revenues from energy and power provided and not billed, until after the end of the reporting period, valued at the prices defined in agreements or in the relevant regulations for each fiscal year.

2.3.4.2.
Other income and expenses - Interest

For all financial assets and liabilities measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. In general, interest income and expense is included in finance income and expenses in the consolidated statement of income, respectively, unless they derive from operating items (such as trade and other receivables or trade and other payables); in that case, they are booked under other operating income and expenses, as the case may be.

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2.3.5.
Taxes

Current income tax and minimum presumed income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2017 is 35% (See note 20.a)).

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Minimum presumed income tax is supplementary to income tax since while the latter is levied on taxable income for the reporting period, minimum presumed income tax is a minimum levy determined by applying the current 1% rate to the potential income of certain productive assets. Therefore, the Group’s tax obligation shall be the higher of these two taxes. However, should minimum presumed income tax exceed current income tax owed in a given tax year, such excess may be carried forward as payment on account of any income tax in excess of the minimum presumed income tax that could occur in any of the ten subsequent tax years.

Minimum presumed income tax credit is measured at non-discounted nominal value, as it is similar to a deferred income tax asset.

The carrying amount of minimum presumed income tax is reviewed at each reporting period date and reduced against income or loss for the period under income tax charge to the extent that its use as payment on account of income tax in future fiscal years is no longer probable. Minimum presumed income tax credit not recognized as credit or previously derecognized is reviewed as of each reporting period-end and it is recognized as an asset against income or loss for the period under income tax expenses to the extent that it is likely to be used as payment on account of income tax payable in future years.

On July 22, 2016, Law No. 27,260 was published, which, among other aspects, repealed the minimum presumed income tax for fiscal years beginning on or after January 1, 2019.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their related carrying amounts.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

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where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

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in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and tax carry forwards losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and/or the tax losses carry forward can be utilized, except:

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where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

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in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and taxable profit will be available against which those differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting period date and reduced against income or loss for the period or other comprehensive income, as the case may be, to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized (recovered). Unrecognized deferred income tax assets are reassessed at each reporting period date and are recognized with a charge to income or other comprehensive income for the period, as the case may be, to the extent that it has become probable that future taxable profits will allow the deferred income tax asset not previously recognized to be recovered.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transactions either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Other taxes related to sales and to bank account transactions

Revenues from recurring activities, expenses incurred and assets are recognized excluding the amount of sales tax, as in the case of value-added tax or turnover tax, or the tax on bank account transactions, except:

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where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be;

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receivables and payables are stated including value-added tax.

The charge for the tax on bank account transactions is presented in the administrative and selling expenses line within the consolidated statement of income.

The net amount of the tax related to sales and to bank account transactions recoverable from, or payable to, the taxation authority is included as a non-financial asset or liability, as the case may be.

2.3.6.
Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement if the conditions for the recognition thereof as an asset are met. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

Electric power facilities and materials and spare parts related to the Puerto Combined Cycle plant are depreciated on a unit-of-production basis.

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Electric power facilities related to the Luján de Cuyo plant are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

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Buildings: 5 to 50 years.

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Lands are not depreciated.

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Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

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Furniture, fixtures and equipment: 5 to 10 years.

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Others:3 to 5 years.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation are reviewed at each reporting period end and adjusted prospectively, if appropriate.

The amount of borrowing costs capitalized during the year ended December 31, 2017 was 69,373, related to expenditures for our La Castellana and Achiras wind projects. The rate used to determine the amount of borrowing costs eligible for capitalization is the effective interest rate of the specific borrowings.

2.3.7.
Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. The useful lives of the intangible assets recognized by the Group are finite.

Intangible assets with finite useful lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of the asset is accounted for by changing the amortization period or method, as appropriate, and are treated prospectively as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible assets. The Group’s intangible assets are described in note 12.

2.3.8.
Impairment of property, plant and equipment and intangible asset

The Group assesses at each reporting period-end whether there is an indication that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

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Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset generally in the cost of sales or other operating expenses.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. During the years ended December 31, 2017 and 2016 no impairment charge or reversal of impairment charges was recognized. If such indication exists, the Group estimates the individual asset’s or CGU’s recoverable amount, as the case may be.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized (generally under the cost of sales or other operating expenses), unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

2.3.9.
Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.3.9.1.
Financial assets. Initial recognition and subsequent measurement

Financial assets subject to IAS 39 are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of financial assets recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

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Financial assets at fair value through profit or loss;

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Loans and receivables;

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Held-to-maturity investments; and

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Available-for-sale financial assets.

The Group’s financial assets include cash and cash equivalents, trade and other receivables, foreign currency forward contracts, mutual funds and investments in quoted debt securities.

The subsequent measurement of financial assets depends on their classification at initial recognition, as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial assets that are not designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income (positive net changes in fair value) or finance costs (negative net changes in fair value) in the statement of income.

The Group periodically evaluates its financial assets held for trading, other than derivatives, to determine whether the intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and its intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification of a financial asset designated as loans and receivables to available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation, as these instruments may not be reclassified following initial recognition.

The financial assets at fair value through profit or loss include listed debt securities, foreign exchange forward contracts and mutual funds.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income or other operating income in the statement of income, depending on the nature of the asset giving rise to it. The losses arising from impairment are recognized in the statement of income in other operating expense.

The “Loans and receivables” account includes trade and other receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of income. The losses arising from impairment are recognized in the statement of income in finance costs. The Group did not have any held-to-maturity investments during 2017 and 2016.

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Available-for-sale financial assets

A financial asset is classified as available for sale if it is not included in any of the other three categories of financial assets.

Available-for-sale financial assets include mutual funds and debt securities. Debt securities and mutual funds in this category are those classified as available-for-sale and which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value, and the unrealized gains or losses are recognized as other comprehensive income in the accumulated other comprehensive income (loss) reserve until the investment is derecognized. Upon derecognition, the cumulative gain or loss is recognized as finance income or finance costs, or determined to be impaired, at which time the cumulative loss is reclassified to the statement of income under finance costs, as the case may be, and removed from the accumulated other comprehensive income (loss) reserve. Interest earned on investments in available-for-sale government securities is measured through the effective interest rate method and recognized as finance income in the statement of income.

The Group regularly evaluates its available-for-sale financial assets to determine whether the ability and positive intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and its intention to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial assets meet the conditions and definition of loans and receivables provided for by IAS 39 and the Group has the positive intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the Group has the ability and positive intention to hold the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost, and any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the statement of income.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is deleted from the statement of financial position, when:

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the contractual rights to receive cash flows from the asset have expired;

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the contractual rights to receive cash flows from the asset have been transferred or an obligation has been assumed to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) all the risks and rewards of the asset have been transferred substantially, or (b) all the risks and rewards of the asset have neither been transferred nor retained substantially, but control of the asset has been transferred.

When the contractual rights to receive cash flows from an asset have been transferred or a pass-through arrangement has been entered into, but all of the risks and rewards of the asset have neither transferred nor retained substantially and no control of it has been transferred, such asset shall continue to be recognized to the extent of the Group’s continuing involvement in it. In this case, the Group shall also recognize the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include, among others, indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as adverse changes in arrears or economic conditions that correlate with defaults.

Charges arising from the impairment of financial assets, net of related recoveries, are booked in the statement of income under finance costs and other operating expenses, depending on the nature of the asset from which they arise.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The asset carrying value is reduced through an impairment allowance account and the loss is recognized in the statement of income under finance costs or other operating expenses, depending on the nature of the asset that gave rise to it. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of finance income or other operating income in the statement of income, depending on the nature of the asset that gave rise to it.

Assets and the related allowance for impairment are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the impairment allowance account. If a future write-off is later recovered, the recovery is credited to finance costs or other operating expenses in the statement of income, based on the nature of the asset that gave rise to it.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

In the case of debt instrument investments classified as available-for-sale, the impairment is assessed and recognized based on the same criteria as financial assets carried at amortized cost. The amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss previously recognized in the statement of income.

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Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of operating income in the statement of income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income, the impairment loss is reversed through the statement of income as finance cost.

2.3.9.2.
Financial liabilities - Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings carried at amortized cost, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdrafts, borrowings received from CAMMESA and interest-accruing payables and loans.

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial liabilities payable by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separate derivatives are also classified as held for trading, unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income as finance income or costs, as the case may be.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such only if they meet the criteria in IAS 39.

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Other debts and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized as finance costs in the statement of income when the liabilities are derecognized, as well as through the effective interest rate method (EIR) amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of income.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

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When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as finance income or costs in the statement of income, as the case may be.

2.3.9.3.
Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.3.9.4.
Financial assets and liabilities with related parties

Credits and debts with related parties are recognized initially at fair value plus directly attributable transaction costs. As long as credits and debts with related parties do not derive from arms-length transactions, any difference arising at the initial recognition between such fair value and the consideration given or received in return shall be considered as an equity transaction (capital contribution or payment of dividends, which will depend on whether it is positive or negative).

Following initial recognition, these receivables and payables are measured at their amortized cost through the EIR method. The EIR amortization is included in finance income or costs or other operating income or expenses in the statement of income, depending on the nature of the liability giving rise to it.

2.3.9.5.
Derivative financial instruments and hedge accounting - Initial recognition and subsequent measurement

The derivative financial instruments used by the Group are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to income or loss, except for the portion that meets requirements to be considered effective hedges, if applicable, which is recognized in other comprehensive income and later reclassified to income or loss when the hedge item affects income or loss.

The portion of the gain or loss on the hedging instrument that meets the requirements to be considered effective hedge is recognized in other comprehensive income, while any portion that does not meet the requirements to be considered effective hedge is recognized immediately in the statement of income as other financial income / expenses.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the expected transaction occurs or the foreign currency firm commitment is met.

2.3.10.
Inventories

Inventories are valued at the lower of acquisition cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventories balance is not higher than its net realizable value at the corresponding dates.

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2.3.11.
Cash and short-term deposits

Cash is deemed to include both cash fund and freely-available bank deposits on demand. Short-term deposits are deemed to include short-term investments with significant liquidity and free availability that, subject to no previous notice or material cost, may be easily converted into a specific cash amount that is known with a high degree of certainty upon the acquisition, are subject to an insignificant risk of changes in value, maturing up to three months after the date of the related acquisitions, and whose main purpose is not investment or any other similar purpose, but settling short-term commitments.

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flows, cash and cash equivalents comprise cash at banks and on hand and short-term investments meeting the abovementioned conditions.

Interest paid is shown as financing activities and interest received from customers is shown as operating activities.

2.3.12.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income under the item that better reflects the nature of the provision net of any reimbursement to the extent that the latter is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of income.

-
Provision for lawsuits and claims

In the ordinary course of business, the Group is exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations derived from the interpretation of current legislation, which result in a loss, the materialization of which depends on whether one more events occur or not. In assessing these situations, Management uses its own judgment and advice of its legal counsel, both internal and external, as well as the evidence available as of the related dates. If the assessment of the contingency reveals the likelihood of the materialization of a loss and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of the reporting period.

2.3.13.
Contingent liabilities

A contingent liability is: (i) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or (ii) a present obligation that arises from past events but is not recognized because: (a) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (2) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in financial statements; it is reported in notes, unless the possibility of an outflow of resources to settle such liability is remote. For each type of contingent liability as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature of the obligation and, if possible, (ii) an estimate of its financial impact; (iii) an indication of the uncertainties about the amount or timing of those outflows; and (iv) the possibility of obtaining potential reimbursements.

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2.3.14.
Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

A contingent asset is not recognized in financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

2.3.15.
Employee benefits

Employee short-term benefits:

The Group recognizes short-term benefits to employees, such as salary, vacation pay, bonuses, among others, on an accrued basis and includes the benefits arising from collective bargaining agreements.

Post-employment employee long-term benefits:

The Group grants benefits to all trade-union employees when obtaining the ordinary retirement benefit under the Argentine Integrated Pension Fund System, based on multiples of the relevant employees’ salaries.

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method.

Actuarial gains and losses are fully recognized in other comprehensive income in the period when they occur and immediately allocated to unappropriated retained earnings (accumulated losses), and not reclassified to income in subsequent periods.

The Group recognizes the net amount of the following amounts as expense or income in the statement of income for the reporting year: (a) the cost of service for the current period; (b) the cost of interest; (c) the past service cost, and (d) the effect of any curtailment or settlement.

Other long-term employee benefits:

The Group grants seniority-based benefits to all trade-union employees when reaching a specific seniority, based on their normal salaries.

The amount recognized as liabilities for other long-term benefits to employees is the present value of the liability at the end of the reporting period. The Group recognizes the net amount of the following amounts as expense or income: (a) the cost of service for the current period; (b) the cost of interest; (c) actuarial income and loss, which shall be recognized immediately and in full; (d) the past service cost, which shall be recognized immediately and in full; and (e) the effect of any curtailment or settlement.

2.3.16.
Share-based payments

The cost of share-based payments transactions that are settled with equity instruments is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense, together with a corresponding total increase in equity.

During the year ended December 31, 2017 the expense booked in the consolidated financial statements under employee benefits expense amounts to 2,942.

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2.3.17.
Investment in associates

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is neither control nor joint control.

According to the equity method, investments in associates are originally booked in the statement of financial position at cost, plus (less) the changes in the Group’s ownership interests in the associates’ net assets subsequent to the acquisition date. If any, goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. If the cost of the investments is lower than the proportional share as of the date of acquisition on the fair value of the associate’s assets and liabilities, a gain is recognized in the period in which the investment was acquired.

The statement of income reflects the share of the results of operations of the associates adjusted on the basis of the fair values estimated as of the date on which the investment was incorporated. When there has been a change recognized directly in the equity of the associates, the Group recognizes its share of any changes and includes them, when applicable, in the statement of changes in equity.

The Group’s share of profit of an associate is shown in a single line on the main body of the consolidated statement of income. This share of profit includes income or loss after taxes of the associates.

The financial information of the associates is prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies of the associates in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize impairment losses on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the value of investment in the associates has been impaired. If such was the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in the associates and its carrying value, and recognizes the loss as “Share of losses of an associate” in the statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. If such was the case, any difference between the carrying amounts of the investment in the associate and the fair value on any retained investment, as well as the disposal proceeds, are recognized in the statement of income.

The information related to associates is included in note 3 and in Exhibit C.

2.3.18.
Information on operating segments

For management purposes, the Group is organized in three different business units to carry out its activities, as follows:

-
Electric power generation: through its own assets the Group is engaged in the production of electric power and its sale. This business unit does not include La Plata plant operations due to the sale of such facility (see Note 19.8).

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Natural gas transport and distribution: through its equity investees companies Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A. the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mecrosur S.A.

-
Management and operations: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

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The Group discloses in its consolidated financial statements two reporting segments: production of electric power and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

The financial performance of segments is evaluated based on net income and measured consistently with the net income disclosed in the financial statements (note 4).

2.3.19.
Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction or its distribution to the shareholders rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sale will be withdrawn.

Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

A disposal group qualifies as discontinued operation if:

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It is a component of the Group that represents a cash generating unit or a group of cash generating units,

-
it is classified as held for sale or as for distribution to equity holders, or it has already been disposed for distribution to the shareholders, and;

-
it represents a separate major line of business or geographical area of operations or it is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as income or loss after tax from discontinued operations in the consolidated statement of income.

Additional disclosures are provided in Note 18. All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

2.4.
Significant accounting estimates and assumptions

The preparation of the Group’s financial statements requires management to make significant estimates and assumptions that affect the recorded amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. In this sense, the uncertainties related to the estimates and assumptions adopted could give rise in the future to final results that could differ from those estimates and require significant adjustments to the amounts of the assets and liabilities affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its accounting assumptions

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and significant estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The terms for collection and the valuation of accumulated amounts related to receivables under Resolution 95 and receivables under Resolution 406 (from 2008 and thereafter).

Collection of the principal and interest on these receivables is subject to various business risks and uncertainties including, but not limited to, the completion and operation of power plants which are expected to generate cash for payments of these receivables, regulatory changes that could impact the timing and amount of collections, and economic conditions in Argentina. The Group accrues interest on these receivables once the recognition criteria have been met. The Group’s collection estimates are based on assumptions that it believes to be reasonable, but are inherently uncertain. These assumptions are reviewed at the end of each reporting period. Actual future cash flows could differ from these estimates.

Recoverability of property, plant and equipment and intangible assets:

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a Discounted Cash Flow (DCF) method. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used. A key assumption used to determine the recoverable amount for the different CGUs is the compensation that the Group obtained for the regulation enacted.

The probability of occurrence and the amount of liabilities related to lawsuits and claims:

The Group based its estimates on the opinions of its legal counsel available when the consolidated financial statements were prepared. Existing circumstances and assumptions, however, may change due to changes in circumstances arising beyond the control of the Group.

Long-term employee benefit plan

The plan costs are determined by actuarial valuations. Actuarial valuations involve several assumptions that might differ from the results that will actually occur in the future.

These assumptions include the assessment of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes in these assumptions. These assumptions are reviewed at the end of each reporting period.

2.5.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2017, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 7 - Statements of cash flow: Disclosure initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information in note 10.5.

The group has elected not to disclose this information on comparative basis.

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Amendments to IAS 12 - Income tax - Recognition of Deferred Income Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference related to unrealized losses from a debt instrument measured at fair value or other assets. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. These amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted.

As of December 31, 2017, these amendments had not impact on the Group’s consolidated financial statements.

Annual Improvements Cycle - 2014-2016 - Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified as held for sale. During 2017 and 2016 the Group did not hold investments in subsidiaries, joint ventures or associates classified as held for sale, therefore these amendments did not affect the Group’s financial statements.

2.6.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable, when they become effective.

IFRS 15 - Revenue from contracts with customers

In May 2014, IASB issued IFRS 15 “Revenue from contracts with customers”, which establishes the new model for recognizing revenue from contracts with customers. Such standard revokes the current guidelines for revenue recognition included in IAS 18 “Revenue”, IAS 11 “Construction Contracts” and related interpretations when this standard becomes effective.

The fundamental principle of the model is to satisfy performance obligations. IFRS 15 structures this principle through the following five steps:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

The new revenue model applies to all contracts with customers, except those under the scope of other IFRSs, such as lease, insurance and financial instruments contracts. Interest recognition and dividend income are not covered by this standard.

Pursuant to IFRS 15, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Group shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

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Note 5 includes the main sources of revenue from ordinary activities of the Group.

After carrying out their analysis, the Group’s management concluded that the current revenue recognition practices, which are governed by the current IFRS, are consistent with the requirements of IFRS 15.

In turn, the Group will apply IFRS 15 to all periods beginning on January 1, 2018. For such purpose, it will apply the modified retrospective approach. Therefore, should there be necessary, the accumulated effect of the initial application of this standard will be retrospectively recognized as an adjustment to the initial balance of accumulated retained income as at January 1, 2018. Comparative information will not be adjusted.

It is important to highlight the fact that such standard requires greater estimates and professional judgements than the applied in the current accounting standards. Additionally, IFRS 15 requires greater disclosures in the financial statements.

Accordingly, IFRS 15 requires a separate presentation of assets and liabilities of contracts and trade receivables in the consolidated statement of financial position.

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which establishes new requirements for classification and measurement of financial instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets.

The new standard replaces previous versions and is effective for periods beginning on January 1, 2018.

The Group has analyzed financial assets and liabilities as of December 31, 2017 so as to determine the impact of the classification and measurement on their consolidated financial position and its revenue. Finally, management has assessed that the adoption of IFRS 9 will not have a material impact on the Group.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

The Group has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial statements.

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IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency.

It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

So as to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

It is effective for periods beginning on January 1, 2018. Application may be retroactive or prospective since i) the beginning of the application period or ii) the beginning of a previous comparative period.

The Group estimates that the adoption of this standard will not have an impact on its consolidated financial position or in the results of its operations.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Group has not yet determined what impact, if any, the adoption of the new interpretation will have on its consolidated financial statements.

3.
Investment in associates

The book value of investment in associates as of December 31, 2017 and 2016 amounts to:

	Book value
	2017	2016
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	25,671	19,576
Termoeléctrica Manuel Belgrano S.A.	28,744	25,236
Inversora de Gas Cuyana S.A.	217,380	82,183
Inversora de Gas Centro S.A.	254,813	101,740
Distribuidora de Gas del Centro S.A.	204,382	70,130
Transportadora de Gas del Mercosur S.A.	254,551	6,884
Others	105	1,263
	985,646	307,012

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The share of the profit of associates for the years ended December 31, 2017 and 2016 amounts to:

	Share of the profit of associates
	2017	2016
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	22,218	15,897
Termoeléctrica Manuel Belgrano S.A.	23,557	20,953
Inversora de Gas Cuyana S.A.	135,197	33,868
Inversora de Gas Centro S.A.	153,073	40,726
Distribuidora de Gas del Centro S.A.	134,252	28,582
Transportadora de Gas del Mercosur S.A.	247,667	-
Others	(963)	7,487
	715,001	147,513

3.1.
TJSM and TMB

As of December 31, 2017 and 2016, the Group has a 30.8752% interest in Termoeléctrica Jose de San Martin SA (TJSM) and 30.9464% interest in Termoeléctrica Manuel Belgrano SA (TMB), which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants.

TJSM and TMB are private, unlisted companies.

During the years ended December 31, 2017 and 2016, the Company received cash dividends from TMB and TJSM for 36,176 and 25,798, respectively.

The following table show summarized financial information of the Group’s investment in such companies:

Termoeléctrica José de San Martín S.A.

	2017	2016
	ARS 000	ARS 000

Current assets	140,389	118,198
Non-current assets	7,679	8,282
Current liabilities	(58,631)	(58,467)
Non-current liabilities	(6,291)	(4,609)
Equity	83,146	63,404
Carrying amount of the investment	25,671	19,576

	2017	2016
	ARS 000	ARS 000

Associate’s revenues and income
Revenues	244,628	182,796
Net income for the year	71,961	51,488
Share in the net income of associate	22,218	15,897

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Termoeléctrica Manuel Belgrano S.A.

	2017	2016
	ARS 000	ARS 000

Current assets	142,969	128,127
Non-current assets	3,644	2,398
Current liabilities	(49,005)	(45,791)
Non-current liabilities	(4,725)	(3,186)
Equity	92,883	81,548
Carrying amount of the investment	28,744	25,236

	2017	2016
	ARS 000	ARS 000

Associate’s revenues and income
Revenues	257,407	205,218
Net income for the year	76,122	67,707
Share in the net income of associate	23,557	20,953

3.2.
Investments in gas distribution

The Group holds ownership interests of 44.10% in Inversora de Gas Cuyana S.A. (“IGCU”, the controlling company of Distribuidora de Gas Cuyana S.A. “DGCU”), of 44.10% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE”) and 17.20% in DGCE. Consequently, the Group holds, both directly and indirectly, a 22.49% interest in DGCU and 39.69% of the capital stock of DGCE, which are engaged in the distribution of natural gas. The Group does not control such companies.

On February 23, 2018, our Board of Directors approved the sale process of up to 27,597,032 DGCE shares, which stand for 17.20% of its capital stock, through a potential initial public offering in the Argentine Republic.

3.2.1.
Inversora de Gas del Centro S.A.

IGCE is a private, unlisted company. Its only significant asset is a 51% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine.

The following table shows summarized financial information of the Group’s investment in IGCE with its subsidiary DGCE.

	2017	2016
	ARS 000	ARS 000

Current assets	2,113,190	1,450,839
Non-current assets	911,271	1,300,375
Current liabilities	(1,692,212)	(2,151,646)
Non-current liabilities	(131,662)	(168,178)
Equity	1,200,587	431,390
Less: non-controlling interests	(622,780)	(200,686)
	577,807	230,704
Carrying amount of the investment	254,813	101,740

	2017	2016
	ARS 000	ARS 000

Associate’s income	332,931	70,744
Net income for the year	347,104	92,349
Share in net income of associate	153,073	40,726

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

3.2.2.
Distribuidora de Gas del Centro S.A.

The following table shows summarized financial information of the Group’s investment in DGCE.

	2017	2016
	ARS 000	ARS 000

Current assets	1,632,747	1,375,072
Non-current assets	873,411	1,256,813
Current liabilities	(1,193,139)	(2,096,622)
Non-current liabilities	(124,752)	(127,530)
Equity	1,188,267	407,733
Carrying amount of the investment	204,382	70,130

	2017	2016
	ARS 000	ARS 000

Associate’s revenues and income
Revenues	3,656,921	2,239,906
Net income for the year	780,535	166,174
Share in net income of associate	134,252	28,582

3.2.3.
Inversora de Gas Cuyana S.A.

IGCU is a private unlisted company. Its only significant asset is a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

The following table shows summarized financial information of the Group’s investment in IGCU with its subsidiary DGCU.

	2017	2016
	ARS 000	ARS 000

Current assets	1,297,922	1,094,417
Non-current assets	719,515	995,997
Current liabilities	(884,304)	(1,533,812)
Non-current liabilities	(35,643)	(44,982)
Equity	1,097,490	511,620
Less: non-controlling interests	(604,564)	(325,265)
	492,926	186,355
Carrying amount of the investment	217,380	82,183

	2017	2016
	ARS 000	ARS 000

Associate’s revenues and income
Revenues	2,813,506	1,612,252
Net income for the year	306,569	76,798
Share in net income of associate	135,197	33,868

3.3.
Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Province of Corrientes). In 2009, TGM terminated its contract with YPF, which was its only client to date, on the grounds of consecutive non-compliances. On December 22, 2017, YPF agreed to pay TGM USD 114,000,000 as full and final settlement to cover all the complaints TGM may have against YPF.

TGM is a private unlisted company. The following table shows summarized financial information for TGM:

2017
ARS 000

Current assets	2,014,585
Non-current assets	150,681
Current liabilities	(892,510)
Equity	1,272,756
Carrying amount of the investment	254,551

Associate’s revenues and income
Revenues	683
Net income for the year	1,238,335
Share in net income of the associate	247,667

4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2017 and 2016:

		Equity investees
2017	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	5,956,596	6,621,959	502,035	(7,123,994)	5,956,596
Cost of sales	(2,742,147)	(4,366,884)	(322,057)	4,688,941	(2,742,147)
Administrative and selling expenses	(651,168)	(1,188,068)	-	1,188,068	(651,168)
Other operating income	640,480	2,232,236	-	(2,232,236)	640,480
Other operating expenses	(92,497)	-	-	-	(92,497)

Operating income	3,111,264	3,299,243	179,978	(3,479,221)	3,111,264

Other (expenses) income	(817,307)	(708,732)	(35,162)	1,458,895	(102,306)

Net income for the segment	2,293,957	2,590,511	144,816	(2,020,326)	3,008,958
Share in the net income for the segment	2,293,957	670,189	44,812	-	3,008,958

		Equity investees
2016	Electric Power Generation	Natural Gas Transport and Distribution	Others	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	3,562,721	3,852,158	388,014	(4,240,172)	3,562,721
Cost of sales	(2,069,752)	(3,166,223)	(243,796)	3,410,019	(2,069,752)
Administrative and selling expenses	(445,412)	(603,502)	-	603,502	(445,412)
Other operating income	1,137,736	-	-	-	1,137,736
Other operating expenses	(84,845)	125,878	-	(125,878)	(84,845)

Operating income	2,100,448	208,311	144,218	(352,529)	2,100,448

Other (expenses) income	(917,099)	(69,174)	(24,249)	240,936	(769,586)

Net income for the segment	1,183,349	139,137	119,969	(111,593)	1,330,862
Share in the net income for the segment	1,183,349	103,176	44,337	-	1,330,862

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Major customers

During the years ended December 31, 2017 and 2016 revenues from CAMMESA amounted to 5,648,272 or 95% and 3,345,744 or 94%, respectively, arising from sales in the electric power generation segment.

5.
Revenues

	2017	2016
	ARS 000	ARS 000

Revenues from Resolution 19, 95/2013, and amendments	5,175,825	3,114,552
Electric power sold on the Spot market	472,447	231,192
Sales under contracts	167,124	108,669
Steam sales	141,200	108,308
	5,956,596	3,562,721

6.
Other income and expenses

6.1.
Other operating income

	2017	2016
	ARS 000	ARS 000

Interest earned from customers	270,715	108,423
Foreign exchange difference, net	76,475	137,359
Discount of trade and other receivables and payables, net (1)	51,838	718,114
Recovery of insurance	237,577	155,013
Others	3,875	18,827
	640,480	1,137,736

(1)
In December 2015, Decree No. 134/2015 was enacted declaring the state of emergency of the Argentine electricity sector until December 31, 2017. Pursuant to such decree, the Ministry of Energy was entrusted with the duties of developing and putting in place an action plan in connection with the electricity generation, transportation and distribution segments in order to improve the quality and security of electricity supply and guarantee the provision of this public service under suitable technical and economic conditions.

In this context, the Group revised its estimate of the amounts recognized on December 31, 2015 in connection with some receivables from CAMMESA related to LVFVD of the additional remuneration set in Resolution 95. Consequently, during the year ended December 31, 2016 the Company recognized these receivables at their face values with a corresponding one-time gain of 520,362 in the consolidated statement of income.

6.2.
Other operating expenses

	2017	2016
	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(69,197)	(86,644)
Material and spare parts impairment (Exhibit E)	(23,300)	-
Others	-	1,799
	(92,497)	(84,845)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

6.3.
Finance income

	2017	2016
	ARS 000	ARS 000

Interest earned	148,485	51,774
Net income on financial assets at fair value through profit or loss	75,525	46,827
Foreign exchange differences	45,531	94,920
Net income on disposal of available-for-sale financial assets (1)	662,686	227,467
	932,227	420,988

(1)
Net of 52,417 corresponding to turnover tax for the year ended December 31, 2017.

6.4.
Finance expenses

	2017	2016
	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(626,981)	(529,999)
Foreign exchange differences	(64,983)	(75,471)
Others	(5,674)	(14,978)
	(697,638)	(620,448)

6.5.
Movements in other comprehensive income from available-for-sale financial assets

	2017	2016
	ARS 000	ARS 000

Available-for-sale financial assets
Gains for the year	272,239	554,330
Reclassification adjustments to income	(715,103)	(227,467)
(Loss) gain for available-for-sale financial assets	(442,864)	326,863

7.
Income tax

The major components of income tax during the years ended December 31, 2017 and 2016, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2017	2016
	ARS 000	ARS 000

Current income tax
Income tax charge for the year	(1,350,540)	(485,279)
Adjustment related to current income tax for the prior year	32,561	938

Deferred income tax
Related to the net variation in temporary differences	266,083	(233,298)
Income tax	(1,051,896)	(717,639)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Consolidated statement of comprehensive income

	2017	2016
	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	154,268	(107,194)
Income tax charged to other comprehensive income	154,268	(107,194)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2017 and 2016, is as follows:

	2017	2016
	ARS 000	ARS 000

Income before income tax from continuing operations	4,060,854	2,048,501
Income before income tax from discontinued operations	749,198	673,807
Income before income tax	4,810,052	2,722,308

At statutory income tax rate of 35%	(1,683,518)	(952,808)
Share of the profit of associates	101,409	12,767
Adjustment related to current income tax for the prior year	32,561	938
Effect related to statutory income tax rate change (1)	220,956	-
Others	12,539	(14,369)
	(1,316,053)	(953,472)
Income tax attributable to continuing operations	(1,051,896)	(717,639)
Income tax attributable to discontinued operations	(264,157)	(235,833)
	(1,316,053)	(953,472)

(1)
Effect of applying the changes in the statutory income tax rate established by Law 27,430 as described in Note 20 to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	2017	2016	2017	2016
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	41	270	(229)	(639)
Provision for plant dismantling	39,310	43,820	-	-
Other financial assets	(37,658)	(190,315)	152,657	9,931
Employee benefit liability	32,089	30,697	1,627	9,499
Receivables and other non-financial liabilities	(6,249)	(5,826)	(423)	(248,723)
Provisions and other	44,910	30,986	13,872	23,314
Investments in associates	(138,266)	(34,522)	(103,744)	(34,522)
Property, plant and equipment	(224,175)	(322,012)	93,612	25,378
Deferred taxable income	(425,483)	(662,018)	217,399	(130,826)
Intangible assets	(14,198)	(27,561)	13,363	6,096
Tax loss carry-forward	32,217	-	32,217	-
Deferred income tax expense			420,351	(340,492)
Deferred income tax liabilities, net	(697,462)	(1,136,481)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of December 31, 2017, the Group holds tax loss carry-forward in its subsidiaries CP Rrenovables, CP La Castellana and CP Achiras for 32,217 that can be utilized against future taxable profit from such entities until 2022.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2017	2016
	ARS 000	ARS 000
Deferred income tax asset
Continuing operations	107,544	105,773
Discontinued operations	41,023	-

Deferred income tax liability
Continuing operations	(811,288)	(1,242,254)
Discontinued operations	(34,741)	-
Deferred income tax liability, net	(697,462)	(1,136,481)

Reconciliation of deferred income tax liabilities, net

	2017	2016
	ARS 000	ARS 000

Amount at beginning of year	(1,136,481)	(770,737)
Deferred income tax recognized in profit or loss and in other comprehensive income during the year - continuing operations	420,351	(335,850)
Discontinued operations	(467)	-
Reclassification related to current income tax for the prior year	19,135	(29,894)
Amount at end of year	(697,462)	(1,136,481)

8.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year.

So as to calculate the weighted average number of ordinary shares, the following was taking into account:

a)
common shares granted for payment of dividends that are outstanding since January 1, 2016 and;

b)
the capital stock reduction due to the merger mentioned in Note 1.1 took place on January 1, 2016.

There are no transactions or items generating an effect of dilution.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2017	2016
	ARS 000	ARS 000

Income attributable to equity holders of the parent
Continuing operations	3,022,754	1,330,869
Discontinued operations	485,041	437,974
	3,507,795	1,768,843

Weighted average number of ordinary shares	1,505,695,134	1,505,695,134

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

To calculate the earnings per share for discontinued operations (note 18), the weighted average number of shares for both the basic and diluted earnings per share is as per the table above. The following provides the income amount used:

	2017	2016
	ARS 000	ARS 000

Income attributable to equity holders of the parent from discontinued operations	485,041	437,974

9.
Inventories

	2017	2016
	ARS 000	ARS 000

Non-current:
Materials and spare parts	102,384	61,711
Provision for impairment in value - Exhibit E	(54,181)	(30,881)
	48,203	30,830
Current:
Materials and spare parts	101,016	128,691
Fuel oil	7,461	7,461
Diesel oil	1,813	1,813
	110,290	137,965

10.
Financial assets and liabilities

10.1.
Trade and other receivables

	2017	2016
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	2,591,913	3,544,354
Upfront payments of associates acquisition	43	43
Receivables from associates	10,257	8,732
	2,602,213	3,553,129

	2017	2016
	ARS 000	ARS 000
Current:
Trade receivables - CAMMESA	3,625,863	1,807,721
Trade receivables - YPF	136,696	309,837
Recovery of insurance	21,292	16,646
Trade receivables - Large users	41,414	25,384
Receivables from associates	7,267	5,487
Receivables from other related parties	-	11
Other receivables	56,284	52,200
	3,888,816	2,217,286
Allowance for doubtful accounts - Exhibit E	(1,751)	(1,751)
	3,887,065	2,215,535

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

For the terms and conditions of receivables from related parties, refer to Note 16.

Trade receivables from CAMMESA accrue interest, once they become due. The Group accrues interest on receivables from CAMMESA according to the nature of the receivables, as follows:

FONINVEMEN I and II: The Company accrues interests according to the explicit rate agreed in the corresponding agreements for the passage of time.

CVO receivables: The Company will accrue interest when it becomes probable that the CVO power plant construction would be completed and the plant could operate as a combined-cycle plant.

LVFVD: The Company recognizes interest on the LVFVDs when CAMMESA determines the amount of interest and notifies the Company through a billing document.

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since the commissioning of the power plants in 2010, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the years ended December 31, 2017 and 2016 collections of these receivables amounted to 350,577 and 307,211, respectively.

The FONINVEMEM I and II receivables are denominated in US dollars and accrue interest at LIBOR plus 1% and 2%, respectively.

As of December 31, 2017 and 2016 the FONINVEMEN I and II receivables amounted 816,653 and 1,019,991, respectively, which corresponds to USD 44 million and USD 64 million, respectively.

CVO receivables: Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. Collection of such receivables will begin after the thermal plan Central Vuelta de Obligado is commissioned.

As described in Note 1.3.b) in 2010 the Company approved a new agreement with the former Secretariat of Energy (the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406 accrued over the 2008-2011 period by the generators (CVO receivables) and for that purpose enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado.

As of December 31, 2017 and 2016 CVO receivables amounted 1,291,384 and are denominated in Argentine Pesos.

We have not recognized interests as well as the effect of the conversion of these receivables into US dollars at the rate stipulated in the agreement, which is Argentine Pesos 3.97 per US dollar due to uncertainties in the application of the agreement terms by CAMMESA because the agreement included conditions precedent to complete the thermal combined cycle plant and obtain the related regulatory approvals, which have not yet occurred.

The information on the Group’s objectives and credit risk management policies is included in Note 17.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2017	6,489,278	6,448,858	35,045	-	1,877	-	3,498

10.2.
Trade and other payables

	2017	2016
	ARS 000	ARS 000
Current:
Trade payables	1,006,191	652,349
Insurance payable	1,936	685
Payables to associates	9,179	2,564
	1,017,306	655,598

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

For the terms and conditions of payables to related parties, refer to Note 16.

10.3.
Other loans and borrowings

	2017	2016
	ARS 000	ARS 000
Non-current

Borrowings from Banco de Galicia y Buenos Aires S.A.	1,478,729	-

	2017	2016
	ARS 000	ARS 000
Current

Bank overdrafts	233	294,692
Borrowings from Banco de Galicia y Buenos Aires S.A.	505,371	998,486
	505,604	1,293,178

10.3.1.
Loans from Banco de Galicia y Buenos Aires S.A. to CP La Castellana and CP Achiras S.A.U.

On October 26, 2017 and October 30, 2017, CP La Castellana and CP Achiras S.A.U. (“CP Achiras”) entered into loans with Banco de Galicia y Buenos Aires S.A. in the amount of 330,000 and 175,000, respectively (the “Castellana and Achiras Loans”). The Castellana and Achiras Loans accrue interest at an interest rate equal to BADLAR private banks plus a 3.10% margin and shall mature on the dates that are two years from the execution and disbursement. The proceeds from these loans were used to finance the Achiras Project and the La Castellana Project. We have fully, unconditionally and irrevocably guaranteed, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana and CP Achiras under these loans and any other ancillary document related to them.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Loans for wind turbines acquisition

On November 10, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of USD 35.0 million and USD 18.0 million, respectively.

On December 21, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of USD 9.0 million and USD 5.8 million, respectively.

On December 22, 2017, CP La Castellana and CP Achiras entered into two short-term bridge loans with Banco de Galicia y Buenos Aires S.A. in the amount of USD 6.5 million and USD 3.2 million, respectively.

These loans accrued interest at an annual interest rate of 3.6% and mature on April 9, 2018.

As of December 31, 2017, CP La Castellana entered into the loans described in Note 10.3.2, which in their Framework Agreement consider long-term refunding of the loans agreed between this Company and Banco de Galicia y Buenos Aires S.A. Consequently, as of December 31, 2017 such loans were classified as non-current liabilities since the Group could refund them in a period longer than one year from such date.

Subsequent events

On January 9, 2018 CP La Castellana paid in full the three-short-term bridge - loans mentioned above for an aggregate amount of USD 50.5 million with the proceeds of the ICC - IFC Facility, described below.

On January 15, 2018 CP Achiras entered into a short-term bridge loan with Banco de Galicia y Buenos Aires in the amount of USD 7 million for the acquisition of wind turbines. This loan accrues interest at an annual interest rate of 3.1% and matures on March 18, 2018.

10.3.2.
Loans from the IIC-IFC Facility

On October 20, 2017, CP La Castellana S.A.U. entered into a common terms agreement with (i) the Inter-American Investment Corporation, (ii) the Inter-American Investment Corporation, acting as agent for the Inter-American Development Bank, (iii) the Inter-American Investment Corporation, as agent of the Inter-American Development Bank, in its capacity as administrator of the Canadian Climate Fund for the Private Sector of the Americas, and (iv) the International Finance Corporation (collectively, the “senior lenders”) to provide loans for a total amount of up to USD 100.05 million (the “IIC-IFC Facility”), from which USD 5.0 million will accrue interest at an annual rate equal to LIBOR plus 3.5% and the rest at LIBOR plus 5.25%, and shall be repaid in 52 quarterly equal installments. Several other agreements and related documents, such as the guarantee and sponsor support agreement, where we fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana S.A.U. until the project reaches the commercial operation date (the “Guarantee and Sponsor Support Agreement”), hedge agreements, guarantee trust agreements, a share pledge agreement, an asset pledge agreement over the wind turbines, direct agreements and promissory notes have been executed.

Pursuant to the Guarantee and Sponsor Support Agreement, among other customary covenants for this type of facilities, we committed, until the La Castellana project completion date, which is expected to occur in the first quarter of 2019, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CPR, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana as follows: (i) until the La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana; and (y) control of the CP La Castellana; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

beneficial ownership of CP La Castellana; and (y) control of CP La Castellana. In addition, (ii) after La Castellana project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana and CP Renovables; and (y) control of each of CP La Castellana and CP Renovables; and (b) CP Renovables shall maintain control of the CP La Castellana.

Subsequent events

On January 9, 2018 CP La Castellana received the first disbursement from the IIC-IFC Facility for a total amount of USD 80 million.

On January 17, CP Achiras entered into an agreement with (i) International Finance Corporation (“IFC”) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Lenders”). They agreed on the structuring of a series of loan agreements in favor of CP Achiras for a total capital of up to USD 50.7 million; USD 40.7 million of that amount accrue an interest rate equal to LIBOR plus 5.25% and the rest at LIBOR plus 4%, amortized in 52 equal quarterly installments.

10.3.3.
Others

On December 31, 2016, the Company prepaid in cash all of its outstanding 9% Corporate bonds - Class I 2007 for USD 51.6 million at a redemption value equivalent to the nominal value of outstanding securities plus accrued and unpaid interest. The original due date of such corporate bonds was in July 2017.

On May 31 and June 30, 2016, the Company entered into two financial loans with Banco de Galicia y Buenos Aires S.A. for USD 50.3 million and USD 11 million, respectively. The loans accrued interest at a nominal annual interest rate of 4.3% and should be repaid one year from the date of disbursement. Consequently, both loans were paid in full in May 2017, while latter one in June 2017.

10.3.4.
Medium Term Note Program

The Regular General Shareholders’ Meeting held on November 20, 2014, approved a Medium Term Note Program for a maximum amount outstanding at any time of up to USD 1,000,000,000 (or its equivalent in other currencies) to be issued in short, medium, long-term negotiable obligations convertible into shares, in the terms of the Law No. 23.576 (negotiable obligations law) (“The program”). In addition, the Board of Directors was empowered to determine and establish the conditions of the Program and of the notes to be issued under such Program which were not expressly determined by the Shareholders’ Meeting. The CNV authorized the Program on September 9, 2015.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

10.4.
Borrowings from CAMMESA

	2017	2016
	ARS 000	ARS 000
Non-current:
CAMMESA loans	1,055,558	1,284,783
	1,055,558	1,284,783
Current:
CAMMESA loans	970,980	420,672
CAMMESA prepayments	782,058	627,050
	1,753,038	1,047,722

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On October 23, 2002, former Secretariat of Energy issued Resolution No. 146/2002 (“Resolution 146”), which specifies a funding mechanism for the generators based upon the performance of major maintenance to their existing facilities.

Under Resolution 146, the Group entered into several loan agreements with CAMMESA.

Such loans accrue interest at a rate equivalent to the one received by CAMMESA on its own cash investments and shall be repaid in 48 monthly installments beginning on the completion date of the relevant major maintenance. The Group has the option to repay the loans, through cash or net settlement of receivables from CAMMESA related with remuneration for non-recurring maintenance created by Resolution 529.

The table below summarizes the maturity of the Group’s borrowings from CAMMESA:

	To due
Total	2018	2019	2020	2021	2022
ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

2,808,596	1,753,038	535,673	295,369	221,504	3,012

During the years ended December 31, 2017 and 2016, the Group received loans from CAMMESA amounting to 403,427 and 784,245, respectively.

During the year ended December 31, 2015, the Group received prepayments from CAMMESA amounting to 415,911 for purchasing from General Electric a gas turbine with capacity of 373 MW. The mentioned acquisition was previously approved by CAMMESA. These prepayments accrue interest at an equivalent rate to the one received by CAMMESA on its own cash investments and the repayment schedule has not yet been established as of the date of these consolidated financial statements.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

10.5.
Changes in liabilities arising from financing activities

	01-01-2017	Payments	Non-cash transactions	Disbursements	Other	12-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Non-current liabilities
Other loans and borrowings	-	-	-	1,395,508	83,221	1,478,729
Borrowings from CAMMESA	1,284,783	-	-	403,427	(632,652)	1,055,558

Current liabilities
Other loans and borrowings	1,293,178	(1,349,934)	-	476,386	85,974	505,604
Borrowings from CAMMESA	1,047,722	-	(522,215)	-	1,227,531	1,753,038

The “Non-cash transactions” column includes the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance. The “other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The group classifies interest paid as cash flows from financing activities.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.6.
Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	2017	2016	2017	2016
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets
Trade and other receivables	6,489,278	5,768,664	6,489,278	5,768,664
Other financial assets	1,110,728	1,796,756	1,110,728	1,796,756
Cash and cash equivalents	88,633	30,008	88,633	30,008
Total	7,688,639	7,595,428	7,688,639	7,595,428

	Carrying amount		Fair value
	2017	2016	2017	2016
	ARS 000	ARS 000	ARS 000	ARS 000
Financial liabilities
Other loans and borrowings	1,984,333	1,293,178	1,984,333	1,293,178
Borrowings from CAMMESA	2,808,596	2,332,505	2,808,896	2,332,505
Total	4,792,929	3,625,683	4,792,929	3,625,683

Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables and current loans and borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of the foreign currency forward contracts is calculated based on appropriate valuation techniques that use market observable data.

The fair value of the group’s variable interest-rate borrowings and loans is determined by using the discounted cash flow method using discount rate that reflects the issuers borrowing rate as at the end of the year.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2017, and 2016:

	Fair value measurement using:
As of December 31, 2017	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	556,138	556,138	-	-
Argentine Central Bank bills	404,570	404,570	-	-

Available-for-sale financial assets:
Mutual funds	150,020	150,020	-	-
Total financial assets measured at fair value	1,110,728	1,110,728	-	-

	Fair value measurement using:
As of December 31, 2016	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	104,177	104,177	-	-
Corporate bonds	1,854	1,854	-	-
Available-for-sale financial assets:
Mutual funds	1,690,725	1,690,725	-	-
Total financial assets measured at fair value	1,796,756	1,796,756	-	-

There were no transfers between Level 1 hierarchies and there were not significant variations in Level 3 assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17, of these financial statements.

10.7.
Derivative financial instruments

The gain on foreign currency forward contracts for the year ended December 31, 2016 amounts to 157,827, and is disclosed net in financial expenses as net foreign exchange differences. Moreover, the amount of 380,348 has been received as cash settlement of these contracts during the year ended December 31, 2016.

The information on the Group´s objectives and financial risk management policies is included in Note 17.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

11.
Non-financial assets and liabilities

11.1.
Other non-financial assets

	2017	2016
	ARS 000	ARS 000
Non-current:
Tax credits	8,213	1,811
Prepayments to vendors	4,508	4,472
Upfront payments of property, plant and equipment purchases	-	1,460,264
	12,721	1,466,547
Current:
Upfront payments of inventories purchases	41,596	46,205
Prepayment insurance	87,273	66,025
Tax credits	335,487	17,840
Other	6,539	7,040
	470,895	137,110

11.2.
Other non-financial liabilities

	2017	2016
	ARS 000	ARS 000
Non-current:
VAT payable	448,712	613,363
Tax on bank account transactions payable	19,983	21,799
	468,695	635,162
Current:
VAT payable	569,005	385,846
Turnover tax payable	6,335	8,982
Income tax withholdings payable	26,312	19,666
Concession fees and royalties	17,102	8,767
Tax on bank account transactions payable	39,557	41,096
Others	1,357	12,428
	659,668	476,785

11.3.
Compensation and employee benefits liabilities

	2017	2016
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	113,097	87,705

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	2017	2016
	ARS 000	ARS 000
Benefit plan expenses
Cost of interest	20,857	22,859
Cost of service for the current year	6,338	4,039
Past service cost	3,286	-
Expense recognized during the year	30,481	26,898

Defined benefit obligation at beginning of year	87,705	56,112
Cost of interest	20,857	22,859
Cost of service for the current year	6,338	4,039
Past service cost	3,286	-
Actuarial losses recognized in other comprehensive income	17,380	20,594
Benefits paid	(17,444)	(15,899)
Discontinued operations	(5,025)	-
Defined benefit obligation at end of year	113,097	87,705

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2017	2016

Discount rate	5.50%	6.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2017 year-end	(8,816)	10,111
Effect on the benefit obligation as of the 2016 year-end	(6,135)	7,114

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2017 year-end	9,333	(8,296)
Effect on the benefit obligation as of the 2016 year-end	6,600	(5,788)

As of December 31, 2017, and 2016, the Group had no assets in connection with employee benefit plans.

	2017	2016
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	119,196	88,647
Contributions payable	50,113	39,204
Bonus accrual	144,418	73,405
Other	9,351	4,667
	323,078	205,923

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

12.
Intangible assets

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, until December 29, 2023. The Group amortizes such intangible asset based on straight-line basis over the remaining life of the concession agreement.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when the following two conditions are met:

-
the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

-
the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Upon Resolution 95 passed by Argentine government our concession right of Piedra del Águila hydroelectric power plant met both conditions above.

The main features of the concession contract are as follows:

Control and regulation of prices by concession grantor: Pricing schedule approved by grantor;

Remuneration paid by: CAMMESA;

Grant or guarantee from concession grantor: None;

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: December 29, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2017 and 2016, the fees and royalties amounted 127,270 and 46,518, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are nominal.

13.
Cash and short-term deposits

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	2017	2016
	ARS 000	ARS 000

Cash at banks and on hand	88,633	30,008

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

14.
Equity reserves and dividends paid

On April 29, 2016, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 67,718 and the allocation of the remaining unallocated results as of December 31, 2015 to increase the voluntary reserve by 1,286,641 in order to improve the solvency of the Company.

On October 21, 2016, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 7.4 per share which were paid on November 7, 2016.

On December 16, 2016, the Shareholders’ Meeting of the Company approved the reversal of the voluntary reserve for 1,324,769, the capitalization of the reversed funds through the payment of a dividend in shares, the increase of the Company’s capital stock and the issue and distribution of 1,324,769,474 non-endorsable registered shares (fully paid-in). On February 8, 2017, the new shares of the Company were issued.

On April 28, 2017, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 88,182 and the allocation of the remaining unallocated results as of December 31, 2016 to increase the voluntary reserve by 1,668,869 in order to improve the solvency of the Company.

On August 15, 2017, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.85 per share which were paid on August 30, 2017.

15.
Provisions and contingent liabilities

The evolution of provisions included in liabilities is disclosed in Exhibit E.

15.1.
Adjustment for inflation

Income tax return for fiscal year 2014

In February 2015 CPSA, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law.

In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law.

As of the date of issue of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our filed income tax return. Accordingly, as of December 31, 2017, the Company recorded a provision for 373,474, which was recognized during the year ended December 31, 2014.

Action for recovery - income tax refund for fiscal years 2009, 2010 and 2011

In December 2014, the Company, as the successor company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of income tax for fiscal year 2010 in the amount of approximately 67,383 which, according to our estimates, had been incorrectly paid by HPDA in excess of its income tax liability. By filing such action, we seek to recover the excess income tax paid by HPDA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On December 21, 2015, after the three-month term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court.

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of approximately 20,395 which, according to our estimates, had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, we seek to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

On April 22, 2016, after the three-month term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court.

In December 2017, the Company filed a petition with the Argentine Tax Authorities for the recovery of ARS 50,783 paid in excess by the Company for payment of Income Tax for 2011 fiscal period, according to the Company’s estimates. The purpose of such action is to recover the income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

As of the date of issuance of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our request for recovery of income tax we previously paid or whether the conditions to apply the adjustment for inflation mechanism will be satisfied. No receivable was recognized in relation to this matter.

16.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties as of December 31, 2017 and 2016:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:
Termoeléctrica José de San Martín S.A.	12-31-2017	180	-	19	-
	12-31-2016	180	-	19	-

Distribuidora de Gas Cuyana S.A.	12-31-2017	-	46,793	-	7,251
	12-31-2016	-	23,019	-	2,564

Distribuidora de Gas del Centro S.A.	12-31-2017	-	-	-	-
	12-31-2016	-	92	-	-

Energía Sudamericana S.A.	12-31-2017	-	-	260	1,928
	12-31-2016	257	-	260	-

Transportadora de Gas del Mercosur S.A.	12-31-2017	3,270	-	17,245	-
	12-31-2016	3,105	-	13,940	-

Related companies:
RMPE Asociados S.A.	12-31-2017	137	96,352	-	-
	12-31-2016	145	65,076	11	-
Total	12-31-2017	3,587	143,145	17,524	9,179
	12-31-2016	3,687	88,187	14,230	2,564

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2017 and 2016, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

17.
Financial risk management objectives and policies

Pursuant to the advance payment of corporate bonds and the new foreign currency indebtedness with bank entities, the Company has decided to reassess its financial risk management policy, which is exposed in the issued financial statements as of December 31, 2017.

-
Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

As mentioned in note 10.3, short–term bank loans accrue interest at a fixed interest rate. The Group uses no derivate financial instruments to cover this risk.

Interest rate sensitivity

The following table demonstrates the sensitivity of income before income tax for the year ended December 31, 2017, to a reasonably possible change in interest rates over the portion of loans and CAMMESA borrowings bearing interest at a variable interest rate, with all other variables held constant:

Increase in basic points	Effect on income before income tax (Loss)
ARS 000

500	(167,112)

-
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the debt related to the bank loan mentioned in note 10.3. The Company does not use derivative financial instruments to hedge such risk.

However, as of December 31, 2017, the Company carries receivables, cash and cash equivalents in foreign currency for USD 58,502 thousands, which are partially offset with the liabilities carried in foreign currency for approximately USD 109,032 thousands.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Loss)
ARS 000

10%	(93,729)

-
Price risk

The Company’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

-
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regards to credit concentration, see Note 10.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2017, is deemed sufficient to cover the potential impairment in the value of trade receivables.

-
Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

-
Public and corporate securities

This risk is managed by the Company’s finance management according to corporate policies, whereby these types of investments may only be made in first-class companies and in instruments issued by the federal or provincial governments.

Liquidity risk

The Group manages its liquidity to guarantee the funds required to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short-and medium-term bank credit lines.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	ARS 000	ARS 000	ARS 000	ARS 000
As of December 31, 2017
CAMMESA borrowings and other loans and borrowings	233	2,258,409	2,534,287	4,792,929
Trade and other payables	1,015,369	1,936	-	1,017,305
	1,015,602	2,260,345	2,534,287	5,810,234
As of December 31, 2016
CAMMESA borrowings and other loans and borrowings	294,692	2,046,208	1,284,783	3,625,683
Trade and other payables	654,929	669	-	655,598
	949,621	2,046,877	1,284,783	4,281,281

Granted and received guarantees

The Group has posted a bank bond to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 2,786.

On October 16, 2006, the Group entered into two pledge agreements with the Secretariat of Energy to guarantee our performance obligations in favor of the FONINVEMEM trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TJSM and TMB, and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in notes 1.3.a), 10.3.1, 10.3.2, 10.4 and 19.6.

18.
Discontinued operations

On December 20, 2017 YPF EE accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after such conditions were met, the plant was transferred to YPF EE with effective date January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. The results of La Plata plant for the years ended December 31, 2017 and 2016 are presented below:

	2017	2016
	ARS 000	ARS 000

Revenues	2,196,746	1,757,692
Cost of sales	(1,427,906)	(1,081,979)
Gross income	768,840	675,713

Administrative and selling expenses	(8,566)	(15,221)
Other operating income	-	27,770
Other operating expenses	(10,737)	-
Operating income	749,537	688,262

Finance expense	(339)	(14,455)
Income before tax from discontinued operations	749,198	673,807
Income tax for the year	(264,157)	(235,833)
Income for the year from discontinued operations	485,041	437,974

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are as follows:

Dec. 31, 2017
ARS 000

Assets
Property, plant and equipment	116,923
Inventories	26,091
Assets held for sale	143,014

Liabilities
Deferred income tax liabilities	6,282
Compensation and employee benefits liabilities	(4,411)
Provisions	(131,032)
Labilities associated with assets held for sale	(129,161)
Net assets held for sale	13,853

The net cash flows of La Plata plant operation are, as follows:

	2017	2016
	ARS 000	ARS 000

Operating activities	820,955	564,937

Earnings per share:

	2017	2016

- Basic and diluted income per share from discontinued operations	ARS 0.32	ARS 0.29

19.
Contracts

19.1.
Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto Combined Cycle plant, the La Plata plant’s gas turbine, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Mendoza site.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

19.2.
Agreement for supplying electricity and steam to YPF

La Plata plant

Pursuant to our electric energy and steam supply agreement with YPF, YPF must purchase electricity and all the steam produced by the La Plata plant until October 31, 2017 when the agreement expired. On October 24, 2017, the original term of the agreement was extended for an additional 5-month period or until the definite transfer of the plant were agreed on or made, whichever occurs first. As result of the transfer of the plant to YPF EE, on February 8, 2018 the agreement was terminated, with effective date January 5, 2018 (See Note 19.8).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Luján de Cuyo plant

As from January 1999 and for a 20-year term, our Luján de Cuyo plant supplies 150 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. Under this agreement YPF supplies the Luján de Cuyo plant with the fuel and water needed for operation of the plant.

On February 8, 2018, we signed an agreement to extend our steam supply agreement with YPF at our Luján de Cuyo plant for a period of up to 24 months from January 1, 2019 under the same terms as our existing steam supply agreement.

19.3.
Acquisition of Siemens gas turbine

On December 18, 2014, the Company acquired from Siemens a gas turbine for electric power generation composed by a turbine and a generator with 286 MW output power, and the proper ancillary equipment and maintenance and assistance services.

19.4.
Acquisition of General Electric gas turbine

On March 13th, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

As of December 31, 2017, the Company received cash advances from CAMMESA amounting to 415,911 for partially funding the mentioned acquisition.

19.5.
Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

19.6.
Awarding of Renewable Energy Projects

In October 2016, the Company and its subsidiary CPR were awarded of a wind project called “La Castellana” with a capacity of 99 MW.

In January 2017, CP La Castellana S.A.U. entered into a power purchase agreement with CAMMESA for La Castellana project for a 20-year term as from the launch of the commercial operations.

In November 2016, the Company and its subsidiary CPR were awarded of a wind project called “Achiras” with a capacity of 48 MW.

In May 2017, CP Achiras S.A.U. entered into a power purchase agreement with CAMMESA for Achiras project for a 20-year term as from the launch of the commercial operations.

In November 2017, the Company and its subsidiary CPR were awarded of a wind project called “La Genoveva I” with a capacity of 86.6 MW.

Acquisition of wind turbines

The Group has entered into agreements with Acciona Windpower S.A. and Nordex Windpower S.A. for the manufacture, transport, electromechanical assembly and commissioning of wind turbines for La Castellana and Achiras Wind Farms. The Group also entered into a contract with Nordex Windpower S.A. for the operation and maintenance of the wind farms for a 10-year term.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Additionally, the Group has also entered into agreements with Constructora Sudamericana S.A. and Distrocuyo S.A. for the execution of the civil and electromechanical works, respectively, in the wind farm La Castellana. Also, the Group has entered into agreements with Milicic S.A. and Codeler S.A. for the execution of the civil and electromechanical works, respectively, in the wind farm Achiras.

19.7.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

Subsequent event

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

19.8.
Sale of the La Plata plant

On December 20, 2017, YPF EE accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions.

Subsequent event

On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE with effective date January 5, 2018.

20.
Tax reform

On December 29, 2017, decree No.1112/2017 was issued, by which the Tax Reform Law No. 27430 (“Tax Reform Law”) enacted by the Argentine Congress on December 27, 2017, was passed. The Tax Reform Law was published in the Official Gazette the same date it was enacted. The most relevant aspects of this reform are the following:

a)
Reduction of the corporate income tax rate and additional tax on the distribution of dividends

Through the fiscal year ended December 31, 2017, the corporate income tax rate remains at 35% and will be reduced to 30% during the two following fiscal years beginning on or after January 1st, 2018, and to 25% for the fiscal years beginning on January 1st, 2020. This reduction affected the measurement of deferred tax assets and liabilities as at December 31, 2017, as indicated in note 7.

The reduction of the corporate income tax rate is supplemented by the application of a tax on the dividend distributions made to local natural persons and foreign beneficiaries, which the Company should withhold and pay over the tax authorities as a single and final payment when dividends are distributed. This additional tax will be of 7% or 13% rate, depending on whether dividends were distributed for a period when the Company was subject to 30% or 25% rate, respectively. For this purpose, it is considered, without admitting evidence to the contrary, that the dividends which are distributed are related, in the first place, to older accumulated earnings.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

b)
Equalization tax

Pursuant to law No. 25,053, when dividends are paid exceeding accumulated taxable income as of the year-end immediately preceding the payment date, there is an obligation to withhold, as a single and final payment, 35% on such excess for income tax purpose. This withholding will no longer be applicable for dividends attributable to income accrued during the fiscal years beginning on or after January 1st, 2018.

c)
Tax losses (NOLs)

Section 19 of the Income Tax Law incorporates in the treatment of NOL deduction the possibility of them being used considering the changes in the domestic wholesale price index published by INDEC (Argentine Statistics and Census Institute), for the period between the closing month of the fiscal year when the payment is made.

d)
Adjustment for inflation

Net taxable income for periods beginning on or after January 1st, 2018, will be assessed by deducting from or adding to the taxable income (loss) for the payment period the adjustment for inflation obtained after applying the specific regulation contained in sections 95 to 98 of the Income Tax Law. This adjustment will only be applicable if the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP (Argentine Public Revenue Agency) for such purpose, accumulates (a) a percentage higher than 100% during the 36 months prior to the year-end for which the assessment is made, or (b) a variation higher than 100% by one third or two thirds, respectively, in the first and second fiscal years beginning on or after January 1st, 2018, calculated as from the first of fiscal year and through the end of the second each fiscal year.

If the condition for the adjustment for inflation does not take place, an adjustment is allowed for certain assets as it is mentioned in the following paragraph.

e)
Update of the acquisitions and investments made during the fiscal periods beginning on January 1st, 2018

For the acquisitions or investments made during the fiscal periods beginning on January 1st, 2018, the following updates shall apply, based on the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP for such purpose:

(1)
When transferring depreciable personal property, buildings which cannot be used as an inventory, intangible assets, shares, contributions or equity interests in companies (including contributions to mutual funds), the tax cost basis considered for determining the gross profit will be updated by the aforementioned index, as from the date of the acquisition or investment until the date of the transfer, and will be decreased, if appropriate, by the applicable depreciations calculated from the updated value.

(2)
The depreciations deductible related to buildings and other constructions on real estate property assigned to activities or as investments, different from inventories, and the depreciations related to assets assigned to the generation of taxable income, will be calculated applying the aforementioned index to the ordinary depreciation charge, referred to the date of the acquisition or construction indicated in the tables prepared by the AFIP.

f)
Tax reappraisal

Law No. 27,430 establishes the option of reappraising for tax purposes, for one time, some assets owned by the tax-payer by the end of the first fiscal year ended after December 29, 2017, the date on which the law came into force, as long as the following conditions are met: (i) the assets are located, placed or economically used within the country, and generate taxable income, (ii) the assets are not subject to accelerated depreciation or have been completely depreciated, and (iii) the assets were not disclosed pursuant to Law No. 27,260.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The performance of the option entails the payment of a special tax regarding all the reappraised assets pursuant to the proportional rates established for each asset, which will be applied over the difference between the residual reappraised tax value and the residual original tax value, calculated pursuant to the rules set forth by the Income Tax Law. The determined tax is not deductible from the income tax and the profit from the reappraisal is exempt from the income tax. In addition, the reappraisal amount, net of the respective depreciations, is not computed in the tax base of the minimum presumed income tax.

The reappraisal is carried out by applying a reappraisal factor which stems from a table contained in Law No. 27,430, as from the year the assets were recorded. From the resulting value, the depreciations which may have been proper in accordance to the income tax law for the elapsed useful life of the assets, including the year of the option, are subtracted. In case of real estate property which is not considered as an inventory and depreciable personal property, the estimate may be done by an independent appraiser, as long as it does not exceed 50% of the amount which would result from the application of the appraisal factor. The reappraised assets will continue to be updated for tax purposes based on the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP for such purpose. Thus, the depreciation to be deducted from the income tax will consist of: (i) the depreciation rate determined based on the original value, method and the asset’s useful life duly adopted to determine the income tax, plus (ii) the depreciation rate which corresponds to the amount of the reappraisal with the above-mentioned subsequent update. Should a reappraised asset be transferred during any of the two fiscal years immediately following the fiscal year taken as basis for the reappraisal, the computable cost will be subject to a penalty, which will consist in a 60% reduction of the updated residual amount, if the transfer were made in the first of those fiscal years, or in a 30% reduction, if it were made in the second of such fiscal years.

As of the date of the issuance of these financial statements, the Board of Directors is analyzing the financial effects of the tax reappraisal and it has not yet decided whether they will make use of the option established in Law No. 27,430.

The use of the option of the tax reappraisal implies waiving (i) carrying any legal or out-of-court procedure to claim, with tax purposes, the application of any nature of updating procedures as at the date of the first fiscal year ended after the date on which Law 27,430 came into force and (ii) waiving the actions and rights invoked in procedures already carried in respect of fiscal periods previously ended. In addition, the calculation of the depreciation of the reappraisal amount or its integration as a tax basis when determining the income tax will imply, due to the fiscal year on which such calculation is made, waiver to any update claim.

g)
Advanced reimbursement of the technical credit balance of the value added tax

Law No. 27,430 establishes in the Value Added Tax Law a mechanism by which it is possible to require the reimbursement of the tax credits originated in the definite purchase, building, manufacturing, preparation or import of fixed assets (with the exception of vehicles) subject to depreciation in the income tax, which after six consecutive fiscal years, as from the year in which its consideration as tax credit was applicable, constitute the technical credit balance. If after 60 fiscal years as from the fiscal year immediately following the one where the reimbursement was made, the tax-payer had not generated an excess of tax debit over tax credits for a similar amount, the tax-payer must reimburse the not-applied excess plus the respective interest. These dispositions will apply to the accumulated balance originated in the charges whose right to consideration as tax credit is originated as from January 1st, 2018.

h)
Employers’ contributions

A progressive increase of the employers’ contributions rate of 17% effective for those employers’ contributions accrued as from February 1st, 2018 is established. The increase schedule establishes that the rate will reach 17.50% in 2018, 18% in 2019, 18.50% in 2020 and 19% in 2021. As from January 1st, 2022, the employers’ contributions accrued will be finally settle at 19.50%.

In addition, from the tax basis on which it is proper to apply the rates indicated before, a non-taxable minimum will be deducted which will also be progressive and which will begin in 2018 with ARS 2,400 to finally reach ARS 12,000 as from January 1st, 2022. This non-taxable minimum will be updated as from January 2019 based on the domestic wholesale price index provided by INDEC.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

21.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

In addition, pursuant to Law No. 25063, dividends distributed, in cash or in kind, which exceed the taxable income accumulated by the end of the fiscal period immediately prior to the settlement or distribution date will be subject to a 35% withholding as income tax, which will be a sole and definite payment. Taxable income accumulated for the purpose of this tax includes: the balance of accounting income accumulated by December 31, 1997 minus the dividends paid, plus the taxable income determined as at January 1, 1998. As from January 1, 2018 such withholding will no longer be applicable (Note 20.b).

22.
Capital Stock

By January 1, 2015 the Company’s Capital Stock was 199,742, represented by 199,742,158 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each.

On March 11, 2016, and within the context of the merger of CPSA with Hidroneuquen S.A., Operating S.A. and SADESA, the Shareholders’ Special Meeting established the Stock Capital reduction by 10,489 by cancelling 10,489,376 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each.

On December 16, 2016, the Shareholders’ Special Meeting established the Capital Stock increase by distributing dividends in shares by 1,324,769, by issuing 1,324,769,474 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each.

Consequently, by December 31, 2017, the Capital Stock was 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,327,122 are treasury shares).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A
1 of 2
CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

	2017
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	365,091	2,400	(1,568)	-	365,923
Electric power facilities	4,258,329	168,791	(243,572)	-	4,183,548
Gas turbines (1)	683,414	883,772	1,246,266(3)	-	2,813,452
Work in progress (2)	66,224	2,482,528	191,419(3)	-	2,740,171
Other	219,448	21,234	(25,749)	(1,104)	213,829
Total 2017	5,592,506	3,558,725	1,166,796	(1,104)	10,316,923

	2017
	Depreciation					2017
	At the beginning	Charges	Transfers	Disposals	At the end	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	41,536	2,162	(1,506)	-	42,192	323,731
Electric power facilities	2,583,191	264,069	(167,895)	-	2,679,365	1,504,183
Gas turbines (1)	-	-	-	-	-	2,813,452
Work in progress (2)	-	-	-	-	-	2,740,171
Other	156,240	12,448	(4,505)	(545)	163,638	50,191
Total 2017	2,780,967	278,679	(173,906)	(545)	2,885,195	7,431,728

(1)
As of December 31, 2017, the Company acquired gas turbines, one of which will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2)
Work in progress corresponds to La Castellana and Achiras wind projects.
(3)
Transferred from Other non-financial assets.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A
2 of 2
CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2016

	2016
	Cost
	At the beginning	Additions	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	158,939	206,152	-	365,091
Electric power facilities	3,878,409	402,295	(22,375)	4,258,329
Gas turbines	299,285	384,129	-	683,414
Work in progress	-	66,224	-	66,224
Other	211,222	11,401	(3,175)	219,448
Total 2016	4,547,855	1,070,201	(25,550)	5,592,506

	2016
	Depreciation				2016
	At the beginning	Charges	Disposals	At the end	Net book value
	ARS 000	ARS 000	ARS 000		ARS 000

Lands and buildings	39,356	2,180	-	41,536	323,555
Electric power facilities	2,394,358	188,833	-	2,583,191	1,675,138
Gas turbines	-	-	-	-	683,414
Work in progress	-	-	-	-	66,224
Other	145,993	10,852	(605)	156,240	63,208
Total 2016	2,579,707	201,865	(605)	2,780,967	2,811,539

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT B
CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017 AND 2016

	2017						2016
	Cost	Amortization
	At the beginning and at the end	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Concession right	724,883	507,084	12.5	31,114	538,198	186,685	217,799
Other	98,222	79,491	-	17,583	97,074	1,148	18,731
Total 2017	823,105	586,575		48,697	635,272	187,833
Total 2016	823,105	546,414		40,161	586,575		236,530

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT C
CENTRAL PUERTO S.A.

EQUITY INTERESTS IN OTHER ENTITIES

AS OF DECEMBER 31, 2017 AND 2016

	2017								2016
Name and characteristics of securities and issuers	Class	Face value	Quantity	Cost	Listed Price	Value obtained by the equity method	Share in the profit of associates	Book value	Book value
						ARS 000	ARS 000	ARS 000	ARS 000

INVESTMENT IN ASSOCIATES

Sociedades Art.33 - Ley N° 19.550 y sociedades vinculadas:
Termoeléctrica José de San Martín S.A.	1 vote	1	154,378	8,439	No cotiza	25,671	22,218	25,671	19,576
Termoeléctrica Manuel Belgrano S.A.	1 vote	1	154,734	8,439	No cotiza	28,744	23,557	28,744	25,236
Inversora de Gas Cuyana S.A.	1 vote	10	2,646,529	40,509	No cotiza	217,380	135,197	217,380	82,183
Inversora de Gas del Centro S.A. (1)	1 vote	10	2,999,329	133,467	No cotiza	459,195	287,325	459,195	171,870
Transportadora de Gas del Mercosur S.A.	1 vote	-	8,702,400	-	No cotiza	254,551	247,667	254,551	6,884
Otras	-	-	-	-	-	105	(963)	105	1,263
							715,001	985,646	307,012

		Last available financial information
Name and characteristics of securities and issuers	Main business activity	Date	Capital stock	Income (loss)	Equity	Equity interest
			ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martín S.A.	a)	12/31/2017	500	71,961	83,146	30.8752%
Termoeléctrica Manuel Belgrano S.A.	b)	12/31/2017	500	76,122	92,883	30.9464%
Inversora de Gas Cuyana S.A.	c)	12/31/2017	60,012	306,569	492,926	44.1000%
Inversora de Gas del Centro S.A.	d)	12/31/2017	68,012	347,104	577,807	44.1000%
Distribuidora de Gas del Centro S.A.	e)	12/31/2017	160,457	780,535	1,188,267	17.2000%
Transportadora de Gas del Mercosur S.A.	f)	12/31/2017	43,512	1,284,360	1,272,757	20.0000%

a)
Generating and block selling electric power and managing maintenance, operation, construction and equipment purchases for a thermal power plant.

b)
Generating and block selling electric power and managing maintenance, operation, construction and equipment purchases for a thermal power plant.

c)
Equity interest in Sociedad Licenciataria Distribuidora de Gas Cuyuna S.A.

d)
Equity interest in Sociedad Licenciataria Distribuidora de Gas del Centro S.A.

e)
Provision of public service for natural gas.

f)
Construction, operation and maintenance of gas pipelines.

(1)
Includes direct participation of 17.20% in DGCE.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT D
CENTRAL PUERTO S.A.

INVESTMENTS

AS OF DECEMBER 31, 2017 AND 2016

	2017			2016
Name and characteristics of securities	Currency	Cost value	Book value	Book value
			ARS 000	ARS 000

CURRENT ASSETS

Available-for-sale financial assets at fair value through other comprehensive income

Mutual funds	ARS	78,044	150,020	1,690,725
			150,020	1,690,725
Financial assets through profit or loss

Argentina Central Bank bills	ARS		404,570	-
Mutual funds	ARS		556,138	104,177
Corporate bonds	USD		-	1,854
			960,708	106,031
			1,110,728	1,796,756

ARS: Argentine Peso
USD: US Dollar

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E
CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2017 AND 2016

		2017					2016
Item	At beginning	Increases	Recovery	Transfers		At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000

ASSETS

Non-current

Inventories	30,881	23,300	-	-		54,181	30,881

Trade and other receivables

Allowance for doubtful accounts - Trade receivables	1,751	-	-	-		1,751	1,751
Total 2017	32,632	23,300	-	-		55,932
Total 2016	40,914	242	(8,524)				32,632

LIABILITIES

Provisions

Non-current
Provision for plant dismantling	125,201	5,831	-	(131,032)	(1)	-	125,201

Current
Provision for lawsuits and claims	341,485	71,989	-	-		413,474	341,485
Total 2017	466,686	77,820	-	(131,032)		413,474
Total 2016	376,161	137,403	(46,878)				466,686

(1)
Transferred to Liabilities associated with the assets held for sale (Note 19).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F
CENTRAL PUERTO S.A.

COST OF SALES

AS OF DECEMBER 31, 2017 AND 2016

	2017		2016
	ARS 000		ARS 000

Inventories at beginning of each year	147,670	(1)	94,179

Purchases and operating expenses for each year:
Purchases	512,570		336,190
Operating expenses (Exhibit H)	2,240,400		1,787,053
	2,752,970		2,123,243

Inventories at the end of each year	(158,493)		(147,670)	(1)
Total	2,742,147		2,069,752

(1)
Inventories as of December 31, 2016 do not include inventories stock from discontinued operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G
CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2017 AND 2016

	2017				2016
				Bookvalue			Bookvalue
Account	Currency and amount (in thousands)		Effective exchange rate (1)	ARS 000	Currency and amount (in thousands)		ARS 000
NON-CURRENT ASSETS

Other receivables	USD	24,648	18.5490	457,193	USD	44,490	702,495
				457,193			702,495
CURRENT ASSETS

Cash and cash equivalents	USD	4,313	18.5490	80,002	USD	1,502	23,717
	EUR	1	22.2829	22	EUR	2	33

Trade and other receivables	USD	29,541	18.5490	547,954	USD	27,136	428,475
				627,978			452,225
				1,085,172			1,154,720
NON-CURRENT LIABILITIES

Other loans and borrowings	USD	50,690	18.6490	945,326	USD	-	-
				945,326			-
CURRENT LIABILITIES

Other loans and borrowings	USD	27,099	18.6490	505,371	USD	62,837	998,486
Trade and other payables	USD	31,243	18.6490	582,651	USD	14,087	223,842
	EUR	136	22.4497	3,053	EUR	59	989
				1,091,075			1,223,317
				2,036,401			1,223,317

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of December 31, 2017 as per the Argentine National Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
1 of 2
CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

AS OF DECEMBER 31, 2017 AND 2016

	2017
Accounts	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000

Compensation to employees	878,089	327,983	1,206,072
Other long-term employee benefits	26,270	4,211	30,481
Depreciation of property, plant and equipment	277,445	111	277,556
Amortization of intangible assets	31,114	-	31,114
Purchase of energy and power	78,781	-	78,781
Fees and compensation for services	194,120	168,624	362,744
Maintenance expenses	363,199	25,178	388,377
Consumption of materials and spare parts	112,956	-	112,956
Insurance	139,473	1,794	141,267
Levies and royalties	133,212	-	133,212
Taxes and assessments	3,664	29,399	33,063
Tax on bank account transactions	-	84,232	84,232
Others	2,077	9,636	11,713
Total	2,240,400	651,168	2,891,568

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
2 of 2
CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)

AS OF DECEMBER 31, 2017 AND 2016

	2016
Accounts	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000

Compensation to employees	688,891	219,629	908,520
Other long-term employee benefits	22,859	4,039	26,898
Depreciation of property, plant and equipment	200,703	-	200,703
Amortization of intangible assets	31,134	-	31,134
Purchase of energy and power	22,797	-	22,797
Fees and compensation for services	147,529	66,014	213,543
Maintenance expenses	352,914	41,547	394,461
Consumption of materials and spare parts	140,329	-	140,329
Insurance	124,956	550	125,506
Levies and royalties	50,759	-	50,759
Taxes and assessments	2,755	24,270	27,025
Tax on bank account transactions	-	77,954	77,954
Others	1,427	11,409	12,836
Total	1,787,053	445,412	2,232,465

English translation of the original report issued in Spanish for publication in Argentina

INDEPENDENT AUDITORS’ REPORT

To the Directors of
CENTRAL PUERTO S.A.:

Introduction

1.
We have audited the accompanying consolidated financial statements of Central Puerto S.A. and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2017, (b) the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and (c) a summary of significant accounting policies and other explanatory information.

Responsibility of the Company’s Board of Directors on financial statements

2.
The board of Directors is responsible for the preparation and fair presentation of the Company’s financial statements mentioned in paragraph 1 in accordance with IFRS (International Financial Reporting Standards), adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) as professional accounting standards and incorporated by the CNV (Argentine securities regulator) in its regulations, as approved by the IASB (International Accounting Standards Board). The Board is also responsible for the internal control it determines necessary to enable the preparation of financial statements that are free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.
Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audit. We conducted our audit in accordance with the International Standards on Auditing issued by the International Auditing and Assurance Standards (IAASB) adopted in Argentine with the validity established by the FACPCE. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making those risk assessments, the auditor considers the Company’s internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

4.
In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Central Puerto S.A. and its subsidiaries as of December 31, 2017 and the results of its operations and its cash flow for the year then ended, in accordance with the International Financial Reporting Standards.

City of Buenos Aires,
March 12, 2018
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

LEONEL G. TREMONTI
Partner